Exhibit 99.1

ACN 617 789 732

2026

ANNUAL REPORT

for the year ended

30 June 2026

RESOLUTION MINERALS LTD

ACN: 617 789 732

Contents

CORPORATE INFORMATION	1

REVIEW OF OPERATIONS	2

TENEMENT SCHEDULE	10

DIRECTORS’ REPORT	11

AUDITOR’S INDEPENDENCE DECLARATION	27

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	28

STATEMENT OF FINANCIAL POSITION	29

STATEMENT OF CHANGES IN EQUITY	30

STATEMENT OF CASH FLOWS	32

NOTES TO THE FINANCIAL STATEMENTS	33

CONSOLIDATED ENTITY DISCLOSURE STATEMENT	65

DIRECTORS’ DECLARATION	66

INDEPENDENT AUDIT REPORT	67

ASX ADDITIONAL INFORMATION	72

This Annual Report covers Resolution Minerals Ltd (“Resolution Minerals”, “Resolution” “RML” or the “Company”). The financial report is presented in Australian currency.

The Company is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Resolution Minerals Ltd

Level 21, 91 King William Street

ADELAIDE SA 5000

i

RESOLUTION MINERALS LTD

ACN: 617 789 732

Corporate Information

Directors:

Menachem Rogatsky

Executive Director

Aharon Zaetz

Executive Director

Syed Alsagoff

Non-Executive Director

Brett Lynch

Non-Executive Director

CFO/Company Secretary:

Jaroslaw (Jarek) Kopias

Registered & Principal Office:

Level 21, 91 King William Street

ADELAIDE SA 5000

Telephone +61 (0) 424 743 098

Postal Address:

Level 21, 91 King William Street

ADELAIDE SA 5000

Share Registry:

Automic

GPO Box 5193

SYDNEY NSW 2001

Telephone: +61 2 9698 5414

Auditors:

Grant Thornton Audit Pty Ltd

Level 3

170 Frome Road

Adelaide SA 5000

Solicitors:

Steinepreis Paganin

Level 14 - QV1

250 St Georges Terrace

Perth WA 6000

Home Stock Exchange:

Australian Securities Exchange

Level 27, 39 Martin Place,

Sydney NSW 2000

Other Stock Exchanges:

Nasdaq

151 West 42nd Street, Floors 26–28

New York, NY 10036

Trading Codes:

ASX Codes:

RML – fully paid ordinary shares

RMLOC - quoted options exercise price $0.018 and expiry 31 July 2028

RMLOD - quoted options exercise price $0.10 and expiry 30 November 2029

Nasdaq Codes:

RML – American depositary shares

RESOLUTION MINERALS LTD
ACN: 617 789 732

Review of Operations

The 2026 financial year was a significant period for Resolution Minerals Limited (“Resolution”, “RML, or the “Company”), during which the Company substantially advanced its U.S critical minerals strategy following the completion of the acquisition of the Horse Heaven Antimony-Tungsten-Gold-Silver Project (“Horse Heaven” or the “Project”) in Idaho, USA.

During the year, Resolution completed the acquisition of 100% of the Horse Heaven Project, commenced a Phase 1 drill program in August 2025 and a Phase 2 in May 2026, made significant gold discoveries at Golden Gate North and Golden Gate South, advanced the high-grade antimony-silver system at Antimony Ridge, acquired the Johnson Creek processing site and historical tungsten stockpiles, and commenced metallurgical programs for antimony, tungsten and gold.

The Company also progressed permitting and U.S Government engagement, with both Antimony Ridge and Golden Gate being granted FAST-41 Transparency Coverage by the U.S Federal Permitting Council. Further, Resolution was admitted as a member of the U.S Defense Industrial Base Consortium (“DIBC”).

These activities were supported by significant institutional funding secured during FY26, including a A$25.1 million placement in September 2025 and a further A$20 million institutional placement in April 2026.

Horse Heaven, emerging as a potentially significant critical metals and gold project, became the dominant operational focus of the Company during the year, with exploration, metallurgy, permitting and strategic initiatives progressed in parallel as Resolution continued to evaluate the potential of the Project as a domestic U.S source of antimony, tungsten and gold.

Horse Heaven Project, Idaho, USA.

Resolution completed the acquisition of a 100% ownership interest in the Horse Heaven Project in July 2025 following shareholder approval.

Horse Heaven is located in the historic Stibnite Mining District in central Idaho, USA, which is re-emerging a central focus of US critical metals development. Horse Heaven comprises the Golden Gate gold-tungsten system and Antimony Ridge antimony-silver-gold system, together with the Johnson Creek processing site and historical tungsten stockpiles.

The Project is located immediately adjacent to Perpetua Resources Corp’s Stibnite Gold Project and has a history of antimony and tungsten production. During FY26, Resolution undertook a substantial exploration and technical program across Horse Heaven, significantly increasing the Company’s understanding of the scale and multi-commodity potential of the Project.

The Company’s land position at Horse Heaven was also expanded during the year by approximately 600 acres via federal claim staking, and now comprises approximately 59km2.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Figure 1. Horse Heaven Project location map showing the location of the Antimony Ridge antimony-silver prospect, Golden Gate gold-tungsten prospects, Johnson Creek processing infrastructure and neighbouring Stibnite Gold Project in Idaho, USA.

Golden Gate Gold-Tungsten Prospect

Golden Gate was a major focus of exploration during FY26, with drilling substantially advancing the geological understanding and scale potential of the gold-tungsten system.

Resolution commenced its maiden diamond drilling program at Horse Heaven in August 2025. Strong geological indicators from the Phase 1 drilling resulted in the implementation of a Phase 2 program in May 2026 under its existing exploration permit.

Early drilling in the Phase 2 identified visible scheelite, a tungsten-bearing mineral, within the first three diamond holes at Golden Gate South, providing initial confirmation of tungsten mineralisation within the broader system.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Golden Gate North Discovery

Assay results received from the Phase 1 drilling program subsequently confirmed broad and continuous gold mineralisation at Golden Gate North.

Significant intersections from the program included:

●	253.0m @ 1.50g/t Au from surface, including 111.9m @ 2.31g/t Au from 130.5m in HH-GG250-003C;

●	197.5m @ 1.26g/t Au from 34.0m in HH-GG25-001C;

●	265.2m @ 0.60g/t Au from surface in HH-GG25-002C;

●	240.8m @ 0.64g/t Au from surface in HH-GG250004Cl

●	283.5m @ 0.36g/t Au from surface in HH-GG25-005C; and

●	207.2m @ 0.42g/t Au from surface in HH-GG25-007C.

The drilling demonstrated broad gold mineralisation across multiple holes, with mineralisation remaining open along strike and at depth. Several holes ended in mineralisation.

The results were interpreted as being consistent with an Intrusion Related Gold System (“IRGS”) exploration model, with mineralisation associated with the regional Golden Gate shear/fault zone. It is worth noting that this IRGS model is a direct geologic analogue to the Stibnite Gold Project, a recently permitted gold-antimony project located immediately adjacent to Horse Heaven and operated by Perpetua Resources Corp.

Gold Gate South Gold Discovery

Follow-up Phase 2 drilling during the year also resulted in the discovery of gold mineralisation at Golden Gate South, approximately 1.5km along strike from Golden Gate North.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Drilling intersected broad, near-surface gold mineralisation in an area that had previously received limited modern exploration and no historic drilling. The results increased the known strike extent of gold mineralisation across Golden Gate and supported further investigation of the relationship between the Golden Gate North and South mineralised zones.1

By the end of the March quarter, all reported holes from the 2025 drilling campaign had intersected gold mineralisation, with several ending in mineralisation, demonstrating that the system remained open at depth and in multiple directions.

619000
620000
621000
4979000
4978000
4977000
N
Ds 15
Ds 14
Ds 18
Ds 17
Ds 13
Ds 16
Ds 12
Ds 19
Ds 20
Ds 2
Ds 1
Ds 8
Ds 7
Ds 03
Ds 9
Ds 6
Ds 5
Ds 4
Ds 10
Ds 11
0 Meters 300
Coeur d'Alene
100
Kilometers
Horse Heaven Project
Idaho, USA
2026 Planned Drill Hole
RC Drill Hole
2025 DDH Collar
Permitted Drill Pad
RESOLUTION MINERALS
Golden Gate Area
Horse Heaven Project
Idaho, USA

Figure 2. Horse Heaven Project location map showing the Golden Gate prospect and identifying locations of completed Phase 1 drill hole locations (2025 DDH Collar) and ongoing Phase 2 drill hole locations (2026 Planned Drill Hole)

[1]	ASX Announcement, New Gold Discovery at Golden Gate South, 9 Feb 2026

RESOLUTION MINERALS LTD
ACN: 617 789 732

Tungsten Mineralisation

Drilling and historical data review during FY26 also strengthened the tungsten opportunity at Golden Gate.

Tungsten mineralisation was identified within the Phase 2 drilling program, including an intercept in HH-GG25-012R of 8m @ 0.14% W from 79.3m, within a broader interval of 21m @ 0.80g/t Au.

Historical records also confirmed previous tungsten mining within the Golden Gate area. The Company’s review of historical records, previous operations and modern drilling identified the potential for additional tungsten mineralisation along the Golden Gate Fault Zone.

Phase 2 Drilling Program

Following the results of the maiden drilling campaign, Resolution commenced a substantially larger Phase 2 drilling program at Golden Gate during the June quarter.

The program comprised up to 13,000 metres (45,000 feet) of diamond drilling across up to 45 holes, targeting both Golden Gate North and Golden Gate South and designed to further define the scale and extent of gold and tungsten mineralisation and support progression toward a maiden Mineral Resource Estimate.

Two diamond drill rigs were mobilised during the June quarter and drilling was underway and progressing well at the end of the financial year.

Antimony Ridge – High-Grade Antimony-Silver System

Resolution also substantially advanced the Antimony Ridge prospect during FY26 through surface exploration, geological modelling, metallurgical test work and permitting activities.

Systematic rock chip and soil sampling returned exceptional high-grade antimony, silver and gold results, including rock chip assays of up to 49.8% Sb, 1.420g/t Ag and 4.43g/t Au. Soil geochemistry identified an approximately 1,000m by 700m antimony-gold-silver anomaly.

Further sampling during the year continued to confirm high-grade antimony mineralisation, with massive stibnite samples returning grades ranging from 31.7% to 48.7% Sb, together with elevated silver and gold values.

Three-dimensional geological modelling subsequently identified more than 100 high-grade antimony-silver veins represented by approximately 30 mineralised vein swarms, fault breccias and stockworks expanding across an area of approximately 1,000m by 700m and 250m vertically.

The modelling, together with historical working, surface geochemistry and modern sampling, substantially improved the Company’s understanding of the geometry and scale of the Antimony Ridge mineralised system.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Figure 3: Antimony Ridge – High grade antimony veins and mineralisation with assays, modelled as 30 discrete mineralised vein swarms, fault breccias and stockworks, within past open pits and trenches. Veins and vein swarms are surrounded by a lower grade antimony halo of veinlets and stockwork shown in a coloured antimony-in-soil geochemical anomaly map with averaged assays. Veins, assays and soil geochemistry are draped over a 3-D shaded image. Results extend over a large area 1000m x 700m and 250m vertically.

Metallurgical Test Work and Processing Opportunities

A major component of Resolution’s FY26 activities was the commencement and advancement of metallurgical test work across the antimony, tungsten and gold mineralisation at Horse Heaven.

The Company engaged specialist laboratories and consultants including Kingston Process Metallurgy Inc., Independent Metallurgical Operations and ANSTO Minerals to evaluate potential concentration and processing pathways. Significantly, Resolution appointed Dr. Adam Roper as a full-time in-house Chief Metallurgist to lead the Company’s metallurgical programs, demonstrating Resolution’s commitment to downstream processing and a full-cycle “mining to market strategy”.

Antimony

During the June quarter, Resolution successfully produced an intermediate antimony trioxide product grading 99.38 wt% SB2O3 from historical stibnite material sourced from Antimony Ridge using conventional pyrometallurgical processing methods.

Follow-up flotation test work on lower-grade material subsequently achieved sulphide recoveries of up to 99.5%, demonstrating strong recovery of stibnite and providing further information for evaluation of potential future processing pathways.

Gold

Initial metallurgical test work on Golden Gate composite drill core samples returned gold recoveries of up to 95.5% from oxide material through conventional cyanide leaching and up to 88.7% from sulphide material through flotation.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Tungsten

Preliminary gravity separation test work on historical tungsten stockpile material successfully produced concentrates grading up to 52.3% WO3, with recoveries of up to 75.5%, representing a 19-fold upgrade from the original stockpile sample grade of 1.85% WO3.

Collectively, these programs provided Resolution with an initial metallurgical dataset across the three principal commodities being evaluated at Horse Heaven and supported further assessment of potential processing and downstream opportunities.

Johnson Creek Processing Site and Tungsten Stockpiles

During FY26, Resolution expanded its Horse Heaven strategy through the acquisition of approximately 25 acres of private land adjacent to the Project containing the historical Johnson Creek Tungsten and Antimony Mill, associated infrastructure and historical tungsten stockpiles.

The acquisition was completed in March 2026 and secured strategic processing infrastructure within the Horse Heaven area.

Sampling of historical stockpile material at Johnson Creek returned an average sample grade of 1.85% WO3, prompting metallurgical test work to assess the potential tungsten recovery and concentration. Subsequent gravity separation test work produced tungsten concentrates grading up to 52.3% WO3 with recoveries of up to 75.5%.

The Johnson Creek site and associated stockpiles provide Resolution with existing infrastructure from which the Company can continue evaluating potential processing opportunities as its broader Horse Heaven development strategy advances.

U.S Government and Strategic Engagement

Resolution materially increased its engagement with U.S Government agencies and strategic stakeholders during FY26 as the Company positioned Horse Heaven within the broader U.S focus on establishing secure domestic critical mineral supply chains.

The Company’s activities included engagement in Washington D.C, the appointment of U.S based government and strategic advisers, and engagement with stakeholders across the U.S critical minerals and defence sectors.

In April 2026, Antimony Ridge was granted FAST-41 Transparency Coverage by the U.S Federal Permitting Council.

FAST-41 provides a coordinated federal framework designed to improve transparency, predictability and coordination across the federal permitting process for qualifying infrastructure projects. For Antimony Ridge, the designation supported Resolution’s planned permitting pathway, including applications for expanded drilling and large-scale bulk sampling activities.

Subsequent to the reporting period, Resolution was also accepted as a member of the U.S Defense Industrial Base Consortium, providing the Company with access to the U.S defence-related supply-chain initiatives and potential funding and collaboration opportunities associated with domestic critical mineral supply. Additionally, Golden Gate was also awarded FAST-41 Transparency Coverage, confirming Horse Heaven’s emergence as a significant player in the US critical minerals sector.

These initiatives complemented the Company’s broader engagement with U.S Government representatives and agencies during FY26.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Corporate and Strategic Development

Resolution undertook a number of corporate initiatives during FY26 to support the accelerated advancement of Horse Heaven and increase the Company’s access to U.S capital markets.

Trading in Resolution’s shares commenced on the OTCQB market in the United States under the ticker RLMLF during the September quarter, while the Company also commenced preparations for a proposed NASDAQ dual listing.

During the March quarter, Resolution lodged a registration statement with the U.S. Securities and Exchange Commission (“SEC”) and established a Level 1 American Depositary Receipt facility as part of its U.S capital markets strategy.

The Company’s U.S operating and strategic capability was strengthened during the year through a number of senior appointments, including Craig Lindsay as CEO – U.S Operations, together with technical and strategic advisers with experience across North American mining, critical minerals and government engagement.

Resolution also appointed Tribeca Capital as corporate adviser to assist with the development of the Company’s U.S critical minerals strategy.

Funding

In September 2025, Resolution completed a heavily supported institutional placement raising A$25.1 million before costs, providing funding to accelerate exploration at Horse Heaven and support the Company’s broader U.S strategy.

This was followed by a A$2 million strategic placement to Tribeca Investment Partners in October 2025.

In April 2026, Resolution completed a further A$20 million institutional placement, cornerstoned by Tribeca Investment Partners and L1 Capital Global Opportunities Master Fund. Funds were directed toward accelerating Golden Gate drilling, metallurgical test work, permitting activities and evaluation of downstream processing opportunities across Horse Heaven.

The funding secured during FY26 enabled Resolution to advance multiple workstreams concurrently across exploration, metallurgy, permitting and strategic development.

Project Portfolio

Consistent with the Company’s focus on Horse Heaven, Resolution continued to review and rationalise its broader exploration portfolio during FY26.

In February 2026, Resolution completed the sale of its non-core 64North Project in Alaska to a wholly owned subsidiary of Northern Star Resources Limited for US$1.5 million in cash. The divestment enabled the Company to monetise a non-core asset and direct additional capital and management attention toward Horse Heaven.

Resolution continued to retain its Australian exploration portfolio during FY26, comprising interests across the Spur South and Drake East projects in New South Wales.

The Company confirms it is not aware of any new information or data that materially affects the information cross referenced in this announcement and further to “Agreement to Acquire Major US Antimony Project and Placement” on 11 June 2025, “Exceptional Rock Chip and Soil Results from Antimony Ridge” on 15 September 2025, “Exceptional Rock Chip and Soil Results Update” on 24 September 2025, “Significant Gold Discovery at Horse Heaven Project” on 28 October 2025, “Significant Gold Discoveries Continue at Golden Gate” on 3 November 2025, “Golden Gate Discovery Grows with Multiple Gold Intercepts” on 2 December 2025, “Further Ultra High Grade Antimony and Silver Results” on 14 January 2026, “New Gold Discovery at Golden Gate South” on 9 February 2026, “Gold & Significant Tungsten Mineralisation in Drilling” on 17 February 2026, “Exceptional Tungsten Grade Identified in Stockpile Material” on 26 March 2026, “Antimony Ridge Model Shows Extensive Vein Swarms” on 10 April 2026, “Antimony Trioxide Produced from Antimony Ridge” on 14 April 2026, “Tungsten Concentrates Produced from Golden Gate” on 28 April 2026, “Tungsten and Gold Drilling Underway and High Gold Recoveries” on 15 May 2026, “First 2026 Gold and Tungsten Drilling Proving Encouraging” on 21 May 2026 and “Major Gold Extension Confirmed at Golden Gate” on 24 August 2026. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original announcements.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Tenement Schedule

As at 30 June 2026

TENEMENT NAME*	TENEMENT NUMBER	STATUS	EQUITY
Australia, New South Wales
DRAKE / SPUR SOUTH PROJECT
Spur South	EL9719	Granted	100%
Spur South	EL9720	Granted	100%
Drake East	EL9730	Granted	100%
USA, Idaho
Horse Heaven	783 Idaho State Claims	Granted	100%

RESOLUTION MINERALS LTD
ACN: 617 789 732

Directors’ Report

The Directors of Resolution Minerals Ltd have pleasure in submitting their report on the Group for the year ended 30 June 2026.

DIRECTORS

The names and details of Directors in office at any time during the reporting period are:

Menachem Rogatsky – Executive Director

Member of the Audit Committee

EXPERIENCE AND EXPERTISE

Mr Rogatsky is a successful New York businessman who brings a wealth of experience and international investment opportunities to the Company.

OTHER CURRENT DIRECTORSHIPS OF LISTED COMPANIES

None

OTHER DIRECTORSHIPS HELD IN LISTED COMPANIES IN THE LAST THREE YEARS

None

INTEREST IN SHARES

100,240,625 Ordinary Shares held directly by Mr Rogatsky.

INTEREST IN OPTIONS AND RIGHTS

36,655,079 quoted options with exercise price of $0.018 and expiry of 31 July 2028 (RMLOC).

1,000,000 quoted options with exercise price of $0.10 and expiry of 30 November 2029 (RMLOD).

22,500,000 unquoted options with an exercise price of $0.032 and expiry of 26 March 2029.

50,000,000 unvested performance rights

Aahron Zaetz – Executive Director

EXPERIENCE AND EXPERTISE

Mr Zaetz is a lawyer focusing on capital raisings, business development and strategy negotiations.

OTHER CURRENT DIRECTORSHIPS OF LISTED COMPANIES

Gold Mountain Limited (ASX:GMN)

Pinnacle Minerals Limited (ASX:PIM)

OTHER DIRECTORSHIPS HELD IN LISTED COMPANIES IN THE LAST THREE YEARS

None

RESOLUTION MINERALS LTD
ACN: 617 789 732

INTEREST IN SHARES

55,125,000 Ordinary Shares held directly and by an entity in which Mr Zaetz has a beneficial interest.

INTEREST IN OPTIONS AND RIGHTS

37,890,625 quoted options with exercise price of $0.018 and expiry of 31 July 2028 (RMLOC).

1,000,000 quoted options with exercise price of $0.10 and expiry of 30 November 2029 (RMLOD).

22,500,000 unquoted Options with an exercise price of $0.032 and expiry of 26 March 2029.

55,000,000 vested performance rights

50,000,000 unvested performance rights

Syed Alsagoff – Non-executive Director

Chair of the Audit Committee

EXPERIENCE AND EXPERTISE

Mr Alsagoff has an extensive network and experience in investment and corporate strategy in Asia and globally. Further, he has over 20 years’ experience in senior operational and corporate leadership roles in diverse sectors’ operations across several countries.

OTHER CURRENT DIRECTORSHIPS OF LISTED COMPANIES

Gold Mountain Limited (ASX:GMN)

OTHER DIRECTORSHIPS HELD IN LISTED COMPANIES IN THE LAST THREE YEARS

None

INTEREST IN SHARES

None

INTEREST IN OPTIONS AND RIGHTS

5,000,000 vested performance rights.

Brett Lynch – Non-executive Director (appointed 17 August 2026)

EXPERIENCE AND EXPERTISE

Mr Lynch has built multibillion-dollar critical minerals operations in North America and has an outstanding track record of creating shareholder value. Since joining Resolution as a Senior Strategic Adviser in July 2025, he has played an instrumental role in shaping the Company’s U.S.-focused critical minerals strategy and shares the Board’s view of the strategic importance of the Horse Heaven assets, their scalability and importance to U.S. national security.

OTHER CURRENT DIRECTORSHIPS OF LISTED COMPANIES

Ionic Rare Earths Limited (ASX:IXR)

RESOLUTION MINERALS LTD
ACN: 617 789 732

OTHER DIRECTORSHIPS HELD IN LISTED COMPANIES IN THE LAST THREE YEARS

Sayona Mining Ltd (ASX: SYA), since renamed as Elevra Lithium Ltd (ASX: ELV)

INTEREST IN SHARES

2,780,000 Ordinary shares held by an entity in which Mr Lynch has a beneficial interest.

INTEREST IN OPTIONS AND RIGHTS

6,416,667 unvested performance rights.

COMPANY SECRETARY

Jarek Kopias, BCom, CPA, AGIA, ACG (CS, CGP)

Company Secretary / Chief Financial Officer (appointed 6 March 2017)

Mr Kopias is a Certified Practising Accountant and Chartered Secretary. Mr Kopias has 25 years’ industry experience in a wide range of financial and secretarial roles within the resources industry. As an accountant, Mr Kopias worked in numerous financial roles for companies, specialising in the resource sector – including 5 years at WMC Resources Limited’s (now BHP) Olympic Dam operations, 5 years at Newmont Mining Corporation - Australia’s corporate office and 5 years at oil and gas producer and explorer, Stuart Petroleum Limited (prior to its merger with Senex Energy Limited).

He is currently the Company Secretary of numerous listed ASX companies. Mr Kopias has held similar roles with other ASX entities in the past and has other business interests with numerous unlisted public and private entities.

PRINCIPAL ACTIVITIES

Resolution Minerals’ ongoing principal activities are the exploration and development of gold, antimony, tungsten and other metals globally.

OPERATING AND FINANCIAL REVIEW

The net loss of the Group for the year after providing for income tax amounted to $53,316,618 (2025: $6,033,416). The increase in loss for the year is primarily due to a significant ramp up in activity around the acquisition of the Horse Heaven Project in Idaho, USA.

Employee benefits expense has increased by $11.6 million, comprising an additional $9.9 million in performance linked share based payments to directors and employees and $1.6 million in other remuneration including short term incentives.

Share-based payments for corporate advisory services, other corporate advisory fees and legal fees have increased by $24.0 million, $4.9 million and $1.0 million respectively. This reflects the Group’s efforts in developing its critical minerals strategy, assessing various M&A opportunities, accessing the US markets through the recent Nasdaq listing and other strategic initiatives.

The Company has also focussed on raising awareness of its assets and critical minerals strategy with investors and government stakeholders with broker and investor relations increasing by $2.7 million over 2025 and marketing and public relations increasing by $3.1 million.

The risks associated with the projects disclosed below are those common to exploration activities generally. Exploration targets are conceptual in nature such that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource.

The main environmental and sustainability risks that Resolution Minerals currently faces arise from ground disturbance when undertaking drilling or sampling activities. The Group’s approach to exploration includes obtaining environmental, heritage and other clearances to help ensure activities are conducted only in approved areas and that associated impacts are appropriately monitored and managed.

Further technical detail on each of the prospects listed below is in the Review of Operation in the Annual Report.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Horse Heaven Project

The Horse Heaven Project, located in Idaho, hosts two highly prospective Gold-Antimony-Tungsten-Silver prospects known as the Antimony Ridge Fault Zone and the Golden Gate Fault Zone. The Antimony Ridge Fault Zone has an approximate strike length of 1.2km and hosts known gold–antimony–silver-tungsten mineralisation associated with hydrothermally altered and sheared granodiorite. The Golden Gate Fault Zone has an approximate strike length of 3.5km and hosts the Golden Gate Hill target. It hosts known disseminated gold mineralisation, like Antimony Ridge Fault Zone, associated with hydrothermally altered and sheared granodiorite. The future strategy is to advance the Horse Heaven Project through targeted fieldwork with a view to becoming a key player in the global critical minerals sector, focusing on antimony and tungsten. Project acquisition was completed on 29 July 2025, followed by the addition of a strategic private landholding in February 2026 comprising five patented mining claims (exploration assets), untested ore stockpiles and associated land, mill and camp infrastructure.

Drake / Spur South Project

Based in New South Wales these are brownfield and early-stage exploration assets targeting critical and precious metals, specifically focusing on antimony, gold, copper, and silver.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no other significant changes in the state of affairs of the Group that occurred during the reporting period that have not otherwise been disclosed in this report or the financial statements.

DIVIDENDS

There were no dividends paid or declared during the reporting period or to the date of this report.

EVENTS ARISING SINCE THE END OF THE REPORTING YEAR

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years except those noted below.

The following events occurred after the reporting date:

●	On 17 August 2026, the Company appointed Mr Brett Lynch as a Non-Executive Director.

●	On 9 September 2026 (U.S. time), trading in the Company’s American depositary shares commenced trading on the Nasdaq Capital Market under the ticker code RML.

●	Since 30 June 2026, the Company has issued 165,000,000 unquoted performance rights as remuneration to consultants and 285,736,750 ordinary shares upon the exercise of vested performance rights.

●	Since 30 June 2,410,450 RMLOC options were exercised into ordinary shares and 2,000,000 unquoted options lapsed unexercised

LIKELY DEVELOPMENTS

Likely developments in the operations of the Group and expected results of these operations in future financial years have been included in the Operating and Financial Review.

RESOLUTION MINERALS LTD
ACN: 617 789 732

DIRECTORS’ MEETINGS

The number of Directors’ and Audit Committee meetings held during the reporting period and the number of meetings attended by each Director is as follows:

	Board meetings		Audit Committee meetings
Directors	A	E	A	E
M Rogatsky	6	6	0	0
A Zaetz	6	6	0	0
S Alsagoff[1]	6	5	0	0

A = Attended        E = Entitled to attend

[1]	Chair of Audit Committee

An Audit Committee was re-established in April 2026 however no meetings of the committee were held in the period to 30 June 2026. All matters prior to the committee’s establishment were addressed by the Board.

Many other matters were considered and approved by the Directors during the year by circular resolution, in accordance with the Company’s Constitution.

UNISSUED SHARES UNDER OPTION

Unissued ordinary Shares of Resolution Minerals under option at the date of this report are:

Date options Granted	Expiry date	Exercise price of options	Number under option
26 March 2024	26 March 2029	$0.032	45,000,000
17 July 2025	2 September 2030	$0.150	1,000,000
17 July 2025	2 September 2030	$0.200	1,000,000
17 July 2025	2 September 2030	$0.250	1,000,000
6 August 2025	08 August 2028	$0.091	10,000,000
Total unquoted options			58,000,000
10 December 2024 10 March 2025 13 March 2025 18 March 2025 1 April 2025 29 July 2025	31 July 2028	$0.018	518,186,063
Total RMLOC quoted options			518,186,063
23 December 2025 27 February 2026	30 November 2029	$0.100	418,495,000
Total RMLOD quoted options			418,495,000
Total options on issue			994,681,063

During the year, the Company issued 12,500,000 quoted options and 15,000,000 unquoted options for non key personnel and consultants as remuneration.

Subsequent to 30 June 2026, 2,410,450 RMLOC options were exercised into ordinary shares and 2,000,000 unquoted options lapsed unexercised.

These options do not entitle the holders to participate in any share issue of the Company or any other body corporate.

RESOLUTION MINERALS LTD
ACN: 617 789 732

PERFORMANCE RIGHTS

Unissued ordinary Shares of Resolution Minerals subject to vesting and exercise of performance rights at the date of this report are:

Date rights granted	Expiry date	Number of rights
2 September 2025	31 December 2027	25,000,000
2 September 2025	2 September 2030	4,000,000
2 September 2025	2 September 2030	11,550,000
2 September 2025	31 December 2026	1,000,000
2 September 2025	2 September 2030	106,000,000
17 February 2026	31 December 2030	64,000,000
17 February 2026	27 February 2031	6,000,000
		217,550,000

During the year, 612,550,000 unquoted performance rights with performance based conditions were granted to advisors, consultants and employees as remuneration.

Subsequent to 30 June 2026, 285,738,750 performance rights were exercised.

These rights do not entitle the holders to participate in any share issue of the Company or any other body corporate.

RESOLUTION MINERALS LTD
ACN: 617 789 732

REMUNERATION REPORT (AUDITED)

The Directors of Resolution Minerals Ltd present the Remuneration Report in accordance with the Corporations Act 2001 (Cth) and the Corporations Regulations 2001 (Cth).

The Remuneration Report is set out under the following main headings:

A.	Principles used to determine the nature and amount of remuneration

B.	Details of remuneration

C.	Service agreements

D.	Share-based remuneration

E.	Other information

A.	Principles used to determine the nature and amount of remuneration

The Group’s remuneration policy has been designed to align objectives of key management personnel with objectives of shareholders and the business, by providing a fixed remuneration component and offering specific long-term incentives through the issue of options and / or performance rights. The Board believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best key management personnel and Directors to run and manage the Group. The key management personnel of the Group are the Board of Directors, Company Secretary and Executive Officers.

The Board’s policy for determining the nature and amount of remuneration for its members and key management personnel of the Group is as follows:

○	The remuneration policy, setting the terms and conditions for the key management personnel, was developed by the Board. All key management personnel are remunerated on a consultancy or salary basis based on services provided by each person. The Board annually reviews the packages of key management personnel by reference to the Group’s performance and comparable information from industry sectors and other listed companies in similar industries.

○	The Board may exercise discretion in relation to approving incentives, bonuses, options and performance rights. The policy is designed to attract the highest calibre of key management personnel and reward them for performance that results in long-term growth in shareholder wealth.

○	Key management personnel are also entitled to participate in the Company’s Share Option Plan and Performance Share Plan as disclosed to shareholders in the Company’s 2025 Annual General Meeting held on 28 November 2025 and announced to the ASX.

○	The Board policy is to remunerate non-executive Directors at market rates for comparable companies for time, commitment and responsibilities. The Board determines payments to the non-executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders (currently $400,000). Fees for non-executive Directors are not linked to the performance of the Group, except in relation to share price based performance rights. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and are able to participate in the Company’s Share Option Plan and Performance Share Plan, which may exist from time to time.

RESOLUTION MINERALS LTD
ACN: 617 789 732

During the reporting period, performance reviews of senior executives were not conducted. There were no remuneration consultants used by the Group during the period.

Consequences of performance on shareholder wealth

In considering the Group’s performance and benefits for shareholder wealth, the Board will have regard to a number of key performance metrics such as profitability, shareholders’ equity and the Company’s share price.

The following table shows the results of key performance indicators of the Group for the past 5 years:

Year	Profit/(Loss) after tax $	Earnings per share ($)	Share price at 30 June
2026	(53,316,618)	(2.97)	0.044
2025	(6,033,416)	(1.92)	0.052
2024	(16,988,681)	(1.26)	0.002
2023	(8,760,320)	(0.84)	0.004
2022	(1,003,371)	(0.16)	0.008

Performance based remuneration

The remuneration policy has been tailored to increase goal congruence between shareholders, directors and other key management personnel. Currently, this is facilitated through the issue of options and/or performance rights to key management personnel to encourage the alignment of personal and shareholder interests. The Group believes this policy will be effective in increasing shareholder wealth.

Voting and comments made at the Company’s 2025 Annual General Meeting

Resolution Minerals received 98% “yes” votes on its remuneration report for the 2025 financial year. The Group did not receive any specific feedback at the AGM on its remuneration report.

RESOLUTION MINERALS LTD
ACN: 617 789 732

B.	Details of remuneration

Details of the nature and amount of each element of the remuneration of the Group’s key management personnel (KMP) are shown below:

Director and other Key Management Personnel Remuneration

	Short term benefits			Post-employment benefits	Share-based payments
2026	Salary and Fees[1] $	Contract Payments $	Other Benefits[2] $	Superannuation $	Options / Rights[3] $	Shares $	Total $	At risk %
Non-Executive Directors
S Alsagoff	41,008	-	-	4,992	200,000	-	246,000	81
Executive Directors
M Rogatsky	534,713	-	240,579	-	4,850,000	-	5,625,292	90
A Zaetz[4]	491,992	-	713,736	-	4,850,000	-	6,055,728	92
Other Key Management Personnel
J Kopias[5]	-	243,185	100,000	-	430,689	-	773,874	69
Total	1,067,713	243,185	1,054,315	4,992	10,330,689	-	12,700,894

(1)	Includes $142,000 of back-pay for both M Rogatsky and A Zaetz. The board agreed to an annual increase for executive directors’ that had not been considered since their initial appointment and was accrued as payable as at year end.
(2)	Represents bonuses paid during the year.
(3)	Represents share based payments – issues of performance rights to directors were approved by shareholders on 2 September 2025 and 17 February 2026.
(4)	Contract payments for services rendered are made to Consult4nts Pty Ltd – an entity associated with Mr Zaetz.
(5)	Contract payments for services rendered are made to Kopias Consulting – an entity associated with Mr Kopias.

	Short term benefits			Post-employment benefits	Share-based payments
2025	Salary and Fees $	Contract Payments $	Other Benefits $	Superannuation $	Options / Rights[6] $	Shares[7] $	Total $	At risk %
Non-Executive Directors
S Alsagoff	23,318	-	-	2,682	-	-	26,000
Executive Directors
M Rogatsky	204,167	-	-	-	389,781	406,250	1,000,198	80
A Zaetz[8]	204,167	-	-	-	389,781	406,250	1,000,198	80
Other Key Management Personnel
J Kopias[9]	-	110,019	-	-	87,821	-	197,840	44
Total	431,652	110,019	-	2,682	867,383	812,500	2,224,236

(6)	Represents share based payments– issue of options to directors were approved by shareholders on 20 January 2025.
(7)	Represents payments for Executive Directors fees settled via the issue of shares.
(8)	Contract payments for services rendered are made to Consult4nts Pty Ltd – an entity associated with Mr Zaetz.
(9)	Contract payments for services rendered are made to Kopias Consulting – an entity associated with Mr Kopias.

RESOLUTION MINERALS LTD
ACN: 617 789 732

C.	Service agreements

Remuneration and other terms of employment for the Executive Directors and other KMP are formalised in service agreements. The major provisions of the agreements relating to remuneration are set out below:

Name	Base remuneration		Unit of measure	Term of agreement	Notice period	Termination benefits
M Rogatsky Executive Director	$448,000	[1]	Salaried employee	Indefinite	Six Months	None
A Zaetz Executive Director	$448,000	[1]	Contractor	Indefinite	Six Months	None
J Kopias CFO & Company Secretary	$240,000	[2]	Contractor	Indefinite	One month by Company and 14 days by J Kopias	None

[1]	On the 28 May 2026 each Executive Director base remuneration was increased by 10% plus CPI.
[2]	J Kopias remuneration was based on hourly rate to 30 June 2026. The remuneration reflected in table above is effective from 1 July 2026.

The total executive remuneration accrued but not paid at 30 June 2026 was $313,166 (2025: $38,412) including $142,000 each in back-pay for both M Rogatsky and A Zaetz. Non-executive director fees accrued but not paid at 30 June 2026 was $5,000 (2025: $592).

D.	Share-based remuneration

Details of performance rights, options convertible to ordinary shares and ordinary shares in the Company that were granted as remuneration to each KMP during the year are set out below. All performance rights refer to a right to convert one right to one ordinary share in the Company, under the terms of the performance rights. Performance rights convertible to ordinary shares in the Company were granted as remuneration to each KMP during the year as set out below:

Granted		Number	Grant	Fair value at grant date		Last exercise
2026	Criteria	granted	date	per right	Full value $	date
M Rogatsky	1	50,000,000	02/09/2025	$0.053[1]	2,650,000	02/09/2030
A Zaetz	1	50,000,000	02/09/2025	$0.053[1]	2,650,000	02/09/2030
J Kopias	1	5,000,000	02/09/2025	$0.053[1]	265,000	02/09/2030
M Rogatsky	2	55,000,000	17/02/2026	$0.040[2]	2,200,000	31/12/2030
A Zaetz	2	55,000,000	17/02/2026	$0.040[2]	2,200,000	31/12/2030
S Alsagoff	2	5,000,000	17/02/2026	$0.040[2]	200,000	31/12/2030
J Kopias	2	4,000,000	17/02/2026	$0.040[2]	160,000	31/12/2030
Performance rights		224,000,000

[1]	Monte Carlo pricing model used for calculation for valuation of Rights with the following inputs

Share price value at grant / measurement date	Exercise price	Right Life	Expected Dividend yield	Expected share price volatility	Risk-free interest rate
$0.057	NIL	5.00 years	0%	100%	3.66%

[2]	Share price on grant date

RESOLUTION MINERALS LTD
ACN: 617 789 732

The issue of performance rights to directors was approved by shareholders at General Meetings held on 2 September 2025 and 17 February 2026.

Criteria	Description

1	The first to occur of the following:

	(a)	Company announces inferred Mineral resource of

(i) at least 1,000,000 ounces of contained gold (for example approximately 15,600,000 tonnes at 2 grams per tonne); or

(ii) of at least 100,000 tonnes of contained antimony (for example, 10,000,000 million tonnes at 1.0% Sb); or

(iii) of at least 10,000 tonnes of contained tungsten (for example, 2 million tonnes at 0.5% WO3), or

	(b)	the Company’s Shares achieving a volume weighted average price (VWAP) per Share of $0.10 calculated over 20 consecutive trading days on which the Shares have actually traded.

There is no requirement for the participant to remain employed until any of the relevant performance milestones are achieved.

Criteria 1(b) was assessed as most likely to occur first.

2	The first to occur of the following:

	(a)	the Company announcing a JORC compliant mineral resource estimate in at least an inferred category of not less than 1,500,000 ounces of contained gold; or

	(b)	the Shares achieving a volume weighted average price of $0.11 per Share calculated over seven (7) consecutive trading days on which the Shares have traded; or

	(c)	inclusion of the Horse Heaven project onto the FAST 41 Permitting Dashboard; or

	(d)	the Company being admitted to the official list of the NASDAQ Stock Market LLC and the Shares being quoted for trading on that market; or

	(e)	the Company commencing small-scale operations on bulk mining permit in respect of antimony or tungsten.

There is no requirement for the participant to remain employed until any of the relevant performance milestones are achieved.

Criteria 2(c) was assessed as most likely to occur first and therefore the rights have been fair valued as those with non-market performance conditions.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Share holdings of key management personnel

The number of ordinary shares of Resolution Minerals Ltd held, directly, indirectly or beneficially, by each Director and Company Secretary, including their personally-related entities as at reporting date:

Directors and Company Secretary	Held at 30 June 2025	Movement during year[1]	Options / Rights exercised	Held at 30 June 2026
M Rogatsky	43,240,625	2,000,000	-	45,240,625
A Zaetz	53,125,000	2,000,000	-	55,125,000
J Kopias	287,143	-	-	287,143
Total	96,652,768	4,000,000	-	100,652,768

.

[1]	Shares acquired in placement as approved by shareholders at the Annual General Meeting held 28 November 2025.

Option holdings of key management personnel

The number of quoted options over ordinary shares in Resolution Minerals Ltd held, directly, indirectly or beneficially, by each specified Director and Company Secretary, including their personally-related entities as at reporting date, is as follows:

QUOTED OPTIONS – Exercise price of $0.12 and expiry of 31 July 2025 (RMLO)
Directors and Company Secretary	Held at 30 June 2025	Granted During Year	Lapsed during year[1]	Held at 30 June 2026	Vested and exercisable at 30 June 2026
J Kopias	893,572	-	(893,572)	-	-
M Rogatsky	3,750,000	-	(3,750,000)	-	-

Total	4,643,572	-	(4,643,572)	-	-

[1]	Movement represents lapse of unexercised options during the year

QUOTED OPTIONS – Exercise price of $0.018 and expiry of 31 July 2028 (RMLOC)
Directors and Company Secretary	Held at 30 June 2025	Granted During Year	Disposed / lapsed during year	Held at 30 June 2026	Vested and exercisable at 30 June 2026
M Rogatsky	36,655,079	-	-	36,655,079	36,655,079
A Zaetz	37,890,625	-	-	37,890,625	37,890,625
J Kopias	4,035,894	-	-	4,035,894	4,035,894
Total	78,581,598	-	-	78,581,598	78,581,598

RESOLUTION MINERALS LTD
ACN: 617 789 732

QUOTED OPTIONS – Exercise price of $0.10 and expiry of 30 November 2029 (RMLOD)
Directors and Company Secretary	Held at 30 June 2025	Granted During Year[1]	Disposed / lapsed during year	Held at 30 June 2026	Vested and exercisable at 30 June 2026
M Rogatsky	-	1,000,000	-	1,000,000	1,000,000
A Zaetz	-	1,000,000	-	1,000,000	1,000,000
Total	-	2,000,000	-	2,000,000	2,000,000

[1]	Movement represents free attaching options connected to ordinary share placement approved by shareholders at the Annual General Meeting held 28 November 2025.

UNQUOTED OPTIONS – Exercise price of $0.032 and expiry of 26 March 2029
Directors and Company Secretary	Held at 30 June 2025	Granted During Year	Disposed / lapsed during year	Held at 30 June 2026	Vested and exercisable at 30 June 2026
M Rogatsky	22,500,000	-	-	22,500,000	22,500,000
A Zaetz	22,500,000	-	-	22,500,000	22,500,000
Total	45,000,000	-	-	45,000,000	45,000,000

UNQUOTED OPTIONS – Exercise price of $0.064 and expiry of 30 June 2026
Directors and Company Secretary	Held at 30 June 2025	Granted During Year	Disposed / lapsed during year [1]	Held at 30 June 2026	Vested and exercisable at 30 June 2026
M Rogatsky	275,000	-	(275,000)	-	-
Total	275,000	-	(275,000)	-	-

[1]	Movement represents unexercised options during the year

RESOLUTION MINERALS LTD
ACN: 617 789 732

Performance Rights holdings of key management personnel

Key Management Personnel	Held at 30 June 2025	Granted during year[1]	Disposed / lapsed during year	Held at 30 June 2026	Vested and exercisable at 30 June 2026
M Rogatsky	-	105,000,000	-	105,000,000	55,000,000
A Zaetz	-	105,000,000	-	105,000,000	55,000,000
S Alsagoff	-	5,000,000	-	5,000,000	5,000,000
J Kopias	4,375,000	9,000,000	-	13,375,000	8,375,000
Total	4,375,000	224,000,000	-	228,375,000	123,375,000

[1]	Grant of performance rights under Performance Share Plan

E.	Other information

Other transactions with key management personnel

Set out below are Other transactions with key management personnel during the year. Outstanding balances are unsecured.

Related party	Relationship to Key Management Personnel/Director	Services Provided	2026 $	2025 $
Consult4nts Pty Ltd[1]	A business of which A Zaetz is a Director	Metallurgical services	320,441	-
M Rogatsky[2]	Direct	Purchase of Asset	-	25,000
Constr Supply LLC[3]	A business controlled by the spouse of M Rogatsky	Exploration support services	1,644,064	-

1.	The total amount of fees due to Consult4nts as at 30 June 2026 for Metallurgical Services was $25,833.
2.	During the previous year the Allegra project was sold to M Rogatsky
3.	The total amount of fees due to Constr Supply LLC as at 30 June 2026 was $106,439

END OF AUDITED REMUNERATION REPORT

RESOLUTION MINERALS LTD
ACN: 617 789 732

ENVIRONMENTAL LEGISLATION

The Directors believe that the Group has, in all material respects, complied with all particular and significant environmental regulations relevant to its operations.

The Group’s operations are subject to various environmental regulations under the Commonwealth and State Laws of Australia and federal and state laws of Idaho, USA. The majority of its activities involve low level disturbance associated with exploration drilling programs. Approvals, licences, hearings and other regulatory requirements are performed, as required, by the Group’s management for each permit or lease in which the Group has an interest.

INDEMNITIES GIVEN AND INSURANCE PREMIUMS PAID TO AUDITORS AND OFFICERS

During the reporting year, the Company paid a premium to insure officers of the Company. The officers of the Company covered by the insurance policy include all officers.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else to cause detriment to the Company.

Details of the amount of the premium paid in respect of the insurance policies is not disclosed as such disclosure is prohibited under the terms of the contract.

The Company has not otherwise, during or since the end of the reporting period, except to the extent permitted by law, indemnified, or agreed to indemnify any current or former officer or auditor of the Company against a liability incurred as such by an officer or auditor.

NON-AUDIT SERVICES

During the reporting period Grant Thornton performed certain other compliance services in addition to its statutory audit duties.

The Board has considered the non-audit services provided during the reporting period by the auditor and is satisfied that the provision of those non-audit services is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 (Cth) for the following reasons:

The non-audit services do not undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Group, acting as an advocate for the Group or jointly sharing risks and rewards.

Details of the amounts paid to the auditors of the Group and its related practices for audit and non-audit services provided during the reporting period are set out in note 14 to the Financial Statements.

A copy of the Auditor’s Independence Declaration as required under s307C of the Corporations Act 2001 (Cth) is included immediately following this Directors’ Report.

RESOLUTION MINERALS LTD
ACN: 617 789 732

ROUNDING OF AMOUNTS

The Group is of a kind referred to in Corporations Instrument 2026/183, issued by the Australian Securities and Investments Commission in March 2026, relating to ‘rounding-off’. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the nearest dollar.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied to the Court under section 237 of the Corporations Act 2001 (Cth) for leave to bring proceedings on behalf of the Company, or intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

CORPORATE GOVERNANCE

The Board has adopted the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations – 4th Edition (ASX Recommendations). The Board continually monitors and reviews its existing and required policies, charters and procedures with a view to ensuring its compliance with the ASX Recommendations to the extent deemed appropriate for the size of the Company and its development status.

A summary of the Company’s ongoing corporate governance practices is set out annually in the Company’s Corporate Governance Statement and can be found on the Company’s website at www.resolutionminerals.com.

Signed in accordance with a resolution of the Directors.

/s/ Aharon Zaetz
Aharon Zaetz
Executive Director

Adelaide

30 September 2026

RESOLUTION MINERALS LTD
ACN: 617 789 732

Grant Thornton Audit Pty Ltd
Grant Thornton House
Level 3
170 Frome Street
Adelaide SA 5000
GPO Box 1270
Adelaide SA 5001
T +61 8 8372 6666

Auditor’s Independence Declaration

To the Directors of Resolution Minerals Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Resolution Minerals Limited for the year ended 30 June 2026, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ GRANT THORNTON AUDIT PTY LTD
GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

/s/ J L Humphrey
J L Humphrey
Partner – Audit & Assurance
Adelaide, 30 September 2026

grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2026

	Notes	30 June 2026 A$	30 June 2025 (Restated) A$
Interest income		274,356	9,200
Other income		-	22,041
Broker and investor relations		(2,666,972)	-
Depreciation	8	(6,248)	-
Employee benefits expense	17	(2,545,894)	(904,217)
Employee benefits expense – share based payments	17	(10,991,330)	(1,081,715)
Impairment reversal / (expense) – net	7	244,542	(2,101,321)
Interest Expense		(225,019)	-
Legal fees		(1,073,889)	(74,077)
Marketing and public relations		(3,386,199)	(292,622)
Consulting fees		(834,229)	(396,987)
Corporate advisory fees		(5,831,478)	(931,850)
Share based payments – corporate advisory	12	(23,954,518)	-
Share based payments – technical services	12	(8,548)	(14,886)
Other expenses	3	(2,311,192)	(266,982)
Loss before tax		(53,316,618)	(6,033,416)
Income Tax benefit	4	-	-
Loss for the year		(53,316,618)	(6,033,416)
Items that may be reclassified to profit and loss
Foreign currency (loss) / gain on translation of foreign operations		(35,540)	240
Items that will not be reclassified to profit and loss
Changes in the fair value of equity investments at fair value through other comprehensive income		11,604	(124,419)
Total Comprehensive loss for the year attributable to owners of the parent		(53,340,554)	(6,157,595)
Earnings Per Share
Basic and diluted loss – cents per share	5	(2.97)	(1.92)

This statement should be read in conjunction with the notes to the financial statements.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Statement of Financial Position

As at 30 June 2026

	Notes	30 June 2026 A$	30 June 2025 (Restated) A$	30 June 2024 (Restated) A$
ASSETS
Current assets
Cash and cash equivalents	6	10,343,353	1,171,241	238,747
Other assets	9	2,274,571	579,703	349,051
Total current assets		12,617,924	1,750,944	587,798
Non-current assets
Exploration and evaluation expenditure	7	74,352,440	2,403,880	3,856,035
Property, plant and equipment	8	455,231	-	3,461
Financial assets		279,761	43,566	212,986
Total non-current assets		75,087,432	2,447,446	4,072,482
TOTAL ASSETS		87,705,356	4,198,390	4,660,280

LIABILITIES
Current liabilities
Trade and other payables	10	3,330,851	1,189,313	564,920
Employee provisions		34,462	42,633	-
Total current liabilities		3,365,313	1,231,946	564,920
TOTAL LIABILITIES		3,365,313	1,231,946	564,920
NET ASSETS		84,340,043	2,966,444	4,095,360

EQUITY
Issued capital	11	124,880,846	37,325,655	33,346,081
Other contributed equity	11	2,661,900	-	-
Reserves	12	45,489,833	1,994,007	1,069,081
Accumulated losses		(88,692,536)	(36,353,218)	(30,319,802)
TOTAL EQUITY		84,340,043	2,966,444	4,095,360

This statement should be read in conjunction with the notes to the financial statements.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Statement of Changes in Equity

For the year 30 June 2026

2026	Issued capital A$	Other contributed equity[1] A$	Share based payments reserve A$	Other reserves A$	Accumulated losses A$	Total equity A$
Balance at 1 July 2025	37,480,409	-	3,790,396	(844,199)	(37,451,128)	2,975,478
Prior period restatement – refer note 2	(154,754)	-	(952,190)	-	1,097,910	(9,034)
Balance at 1 July 2025 – restated	37,325,655	-	2,838,206	(844,199)	(36,353,218)	2,966,444

Share placements	33,816,693	-	-	-	-	33,816,693
Subscriptions received	-	2,661,900				2,661,900
Fair value of shares issued for project acquisition – Horse Heaven	44,686,382	-	17,406,388	-	-	62,092,770
Fair value of shares issued for employee remuneration	57,000	-	-	-	-	57,000
Fair value of shares / options issued for advisory and marketing services	839,000	-	472,516	-	-	1,311,516
Fair value of broker fee share / options	612,000	-	1,476,923	-	-	2,088,923
Shares issued on exercise of shareholder options	3,341,342	-	-	-	-	3,341,342
Performance Rights exercised	9,358,644	-	(9,358,644)	-	-	-
Fair value of options issued for employee remuneration	-	-	130,648	-	-	130,648
Fair value of performance rights issued	-	-	34,396,882	-	-	34,396,882
Share issue transaction costs	(5,155,870)	-	-	-	-	(5,155,870)
Lapse of options	-	-	(960,020)	-	960,020	-
Lapse/forfeiture of rights	-	-	(44,931)	-	17,280	(27,651)

Transactions with owners	87,555,191	2,661,900	43,519,762	-	977,300	134,714,153
Comprehensive income:
Total profit or loss for the year	-	-	-	-	(53,316,618)	(53,316,618)
Foreign currency movements on translation of foreign operations	-	-	-	(35,540)	-	(35,540)
Changes in fair value of equity investments at fair value through other comprehensive income	-	-	-	11,604	-	11,604
Total other comprehensive income for the year	-	-	-	(23,936)	(53,316,618)	(53,340,554)
Balance 30 June 2026	124,880,846	2,661,900	46,357,968	(868,135)	(88,692,536)	84,340,043

[1]	Amounts reported in Other contributed equity of $2,661,900 represent subscriptions received prior to 30 June 2026 for 38,027,143 shares valued $0.07 which had not been issued at reporting date. The shares were issued on 8 July 2026 and amounts were reclassified to Issued capital at that time.

RESOLUTION MINERALS LTD
ACN: 617 789 732

2025	Issued capital A$	Share based payments reserve A$	Other reserves A$	Accumulated losses A$	Total equity A$
Balance at 1 July 2024	33,346,081	1,789,101	(720,020)	(15,002,989)	19,412,173
Prior period restatement – refer note 2	-	-	-	(15,316,813)	(15,316,813)
Balance at 1 July 2024 – restated	33,346,081	1,789,101	(720,020)	(30,319,802)	4,095,360

Share placements	3,346,307	-	-	-	3,346,307
Fair value of shares issued to Executive Director	687,500	-	-	-	687,500
Fair value of shares issued for project acquisition – Drake / Spur South	279,091	-	-	-	279,091
Fair value of shares issued for advisory and marketing services	792,444	-	-	-	792,444
Shares issued on exercise of shareholder options	16,073	-	-	-	16,073
Option / rights exercise	6,540	(6,540)	-	-	-
Fair value of options issued	-	1,004,673	-	-	1,004,673
Fair value of rights issued		82,099	-	-	82,099
Share issue transaction costs	(1,148,381)	-	-	-	(1,148,381)
Lapse of options / rights	-	(31,127)	-	-	(31,127)

Transactions with owners	3,979,574	1,049,105	-	-	5,028,679
Comprehensive income:
Total profit or loss for the year	-	-	-	(6,033,416)	(6,033,416)
Foreign currency movements on translation of foreign operations	-	-	240	-	240
Changes in fair value of equity investments at fair value through other comprehensive income	-	-	(124,419)	-	(124,419)
Total other comprehensive income for the year	-	-	(124,179)	(6,033,416)	(6,157,595)
Balance 30 June 2025	37,325,655	2,838,206	(844,199)	(36,353,218)	2,966,444

This statement should be read in conjunction with the notes to the financial statements.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Statement of Cash Flows

For the year ended 30 June 2026

	Notes	30 June 2026 A$	30 June 2025 A$
Operating activities
Interest received		274,356	10,137
Interest expense		(225,019)	-
Exploration Expense		(18,236)	(600)
Payments to suppliers and employees		(17,979,098)	(1,906,287)
Net cash used in operating activities	13	(17,947,997)	(1,896,750)

Investing activities
Receipts from sale of Investments		-	22,500
Receipts from Joint Operation partner		-	11,593
Proceeds from sale of exploration asset		2,241,147	25,000
Payments for capitalised exploration expenditure		(10,087,296)	(243,098)
Payments for project acquisition costs		(1,832,115)	(85,376)
Payments for property, plant and equipment		(461,479)	-
Purchase of financial assets		(224,591)	-
Net cash used in investing activities		(10,364,334)	(269,381)

Financing activities
Proceeds from issue of share capital		33,816,693	3,346,307
Proceeds from exercise of options		3,341,342	16,073
Proceeds from subscriptions received		2,660,248	-
Proceeds from short term working capital loans		875,000	-
Repayment of short term working capital loans		(875,000)
Payments for capital raising transaction costs		(2,333,840)	(263,755)
Net cash from financing activities		37,484,443	3,098,625
Net change in cash and cash equivalents		9,172,112	932,494
Cash and cash equivalents, beginning of the year		1,171,241	238,747
Cash and cash equivalents, end of year	6	10,343,353	1,171,241

This statement should be read in conjunction with the notes to the financial statements.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Notes to the financial statements

For the year ended 30 June 2026

1. STATEMENT OF MATERIAL ACCOUNTING POLICIES

These general purpose financial statements of the Group have been prepared in accordance with the requirements of the Corporations Act 2001 (Cth), Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. Compliance with Australian Accounting Standards results in full compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Resolution Minerals Ltd is a listed public company, registered and domiciled in Australia. Resolution Minerals Ltd is a for profit entity for the purpose of preparing the financial statements.

The financial statements for the year ended 30 June 2026 were approved and authorised by the Board of Directors on 30 September 2026.

The Financial Report has been prepared on an accruals basis, and is based on historical costs, modified by the measurement at fair value of selected Non-current assets, financial assets and financial liabilities.

The material policies which have been adopted in the preparation of this financial report are summarised below.

a) Going concern basis of accounting

The financial statements are prepared on the going concern basis which assumes continuity of normal business activities and the realisation of assets and settlement of liabilities and commitments in the normal course of business.

During the year ended 30 June 2026 the Group recognised a loss of $53,316,618 and had net cash outflows from operating and investing activities of $28,312,331. The continuation of the company as a going concern is dependent upon its ability to generate sufficient net cash inflows from operating and financing activities and manage the level of exploration and other expenditure within available cash resources.

The directors consider that the going concern basis of accounting is appropriate, as the company has the following options:

●	The ability to issue share capital under the Corporations Act 2001, by a share purchase plan, share placement or rights issue;

●	The ability to source grant funding in relation to the Group’s assets;

●	The option of farming out all or part of its assets;

●	The option of selling interests in the Group’s assets; and

●	The option of relinquishing or disposing of rights and interests in certain assets.

In the event that the company is unsuccessful in implementing one or more of the funding options listed above, such circumstances would indicate that a material uncertainty exists that may cast significant doubt as to whether the company will continue as a going concern and therefore whether it will realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

RESOLUTION MINERALS LTD
ACN: 617 789 732

b) Principles of consolidation

Subsidiaries

The Group financial statements consolidate those of the parent company and all of its subsidiary undertakings drawn up to 30 June 2026. Subsidiaries are all entities (including structured entities) over which the Group control. The Group controls an entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is fully transferred to the Group. They are deconsolidated from the date that control ceases. All subsidiaries have a reporting date of 30 June.

A list of controlled entities is contained in note 18 to the Financial Statements.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted, where necessary, to ensure consistency with the accounting policies adopted by the Group.

Profit or loss of subsidiaries acquired or disposed of during the reporting period are recognised from the effective date of acquisition, or up to the effective date of disposal, as applicable.

Non-controlling interests, presented as part of equity, represent the portion of a subsidiary’s profit or loss and net assets that is not held by the Group. The Group attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

c) Operating segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the Board of Directors.

Operating segments have been identified based on the information provided to the chief operating decision makers, which given the size of the Group is the Board. The Group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in the nature of the minerals targeted.

Operating segments that meet the quantitative criteria, as prescribed by AASB 8, are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

The Directors have considered the requirements of AASB 8 – Operating Segments and the internal reports that are reviewed by the Board in allocating resources have determined that there are two separately identifiable segments based on the level of expenditure, namely the Group’s US based operations and Australian based operations.

d) Finance income and expense

Interest income is recognised as it accrues in profit or loss, using the effective interest rate method.

Finance expenses comprise interest charges on financial liabilities.

RESOLUTION MINERALS LTD
ACN: 617 789 732

e) Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that right of tenure is current and those costs are expected to be recouped through the successful development of the area (or, alternatively by its sale) or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and operations in relation to the area are continuing.

Accumulated costs, in relation to an abandoned area, are written off in full against profit in the period in which the decision to abandon the area is made.

f) Financial instruments

Recognition, initial measurement and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument, and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

-	amortised cost

-	fair value through profit or loss (FVPL)

-	equity instruments at fair value through other comprehensive income (FVOCI)

-	debt instruments at fair value through other comprehensive income (FVOCI)

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items.

Classifications are determined by both:

-	The entity business model for managing the financial asset

-	The contractual cash flow characteristics of the financial assets

RESOLUTION MINERALS LTD
ACN: 617 789 732

Subsequent measurement financial assets

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

-	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

-	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL)

Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL.

Impairment of Financial assets

AASB 9’s impairment requirements use forward looking information to recognise expected credit losses – the ‘expected credit losses (ECL) model’. Instruments in scope of these requirements included financial assets measured at amortised cost and trade receivables.

The Group considers a range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

a)	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and

b)	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

c)	‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

‘12-month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category.

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Classification and measurement of financial liabilities

The Group’s financial liabilities include borrowings and trade and other payables.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

g) Other Financial Assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at fair value through other comprehensive income

Upon initial recognition, the Group can elect to classify irrevocably its equity instruments as equity instruments designed at fair value through OCI when they meet the definition of equity under AASB 132 Financial Instruments: Presentation, and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group elected to classify irrevocably its unlisted entity investments under this category.

Fair value hierarchy

Certain accounting policies and disclosures require the measurement of fair value, for both financial and nonfinancial assets and liabilities. The Group uses observable data as much as possible when measuring the fair value of an asset or liability. Fair value of assets or liabilities are categorised into different levels in the fair value hierarchy based on the lowest input used in the valuation techniques as follows:

> Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

> Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

> Level 3: inputs for the asset or liability that is not based on observable market data (unobservable inputs)

RESOLUTION MINERALS LTD
ACN: 617 789 732

h) Impairment of assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to profit or loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

i) Assets Held for Sale

Assets classified as “held for sale” are measured at the lower of their carrying amount immediately prior to their classification as held for sale and their fair value less costs to sell. Assets classified as held for sale are not subject to depreciation or amortisation.

j) Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the reporting period which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently amortised cost using the effective interest rate method.

Trade and other payables are stated at amortised cost.

k) Income Tax

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, the Australian Taxation Office (ATO) and other fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements.

Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Group and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realisation, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax assets and liabilities are offset only when the Group has a right and intention to set-off current tax assets and liabilities from the same taxation authority.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Changes in deferred tax assets or liabilities are recognised as a component of tax income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

The Company and its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

l) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

m) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on buildings, plant and equipment. Depreciation is calculated on a straight line basis so as to write off the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Estimated useful lives of 10-40 years are used in the calculation of depreciation for buildings.

n) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

RESOLUTION MINERALS LTD
ACN: 617 789 732

o) Share-based payments

The Group has provided payment to employees, contractors and consultants in the form of share-based compensation, whereby employees, contractors and consultants render services in exchange for shares or rights over shares (‘equity-settled transactions’). The cost of these equity-settled transactions is measured by reference to the fair value at the date at which they are granted. The fair value of share options and performance rights is determined using either the Black Scholes valuation method or Monte Carlo Simulation.

The Black Scholes option pricing model takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The Monte Carlo simulation used in pricing the performance rights takes into account the target share price resulting from meeting the KPI, the term of the right, the share price at grant date and expected price volatility of the underlying share and the risk free interest rate for the term of the option.

The fair value of the options and performance rights granted is adjusted to reflect market vesting conditions and non-vesting conditions, but excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options and performance rights that are expected to become exercisable / vested. At each reporting date, the entity revises its estimates of the number of options and performance rights that are expected to become exercisable / vested.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant parties become fully entitled to the award (‘vesting date’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at reporting date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Equity-settled share-based payments to parties other than employees and those providing similar services are measured at the fair value of goods and services received, except where the fair value cannot be estimated reliably, in which the transaction is measured at the fair value of the equity instruments granted on the date the goods or services are received.

p) Employee benefits

Wages and salaries, annual leave and sick leave

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required, and they are capable of being measured reliably.

Liabilities recognised in respect of short-term employee benefits are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date

RESOLUTION MINERALS LTD
ACN: 617 789 732

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

Liabilities for annual leave and long service leave not expected to be settled within 12 months of the reporting date are deemed to be Other long-term employee benefits and therefore measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

q) Critical accounting estimates and judgements

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends of economic data, obtained both externally and within the Group.

i) Key estimates – impairment

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined.

ii) Key judgements – exploration and evaluation expenditure

The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

Factors that could impact the future recoverability include the level of reserves and resources, future technological changes, which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices. To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, profits and net assets will be reduced in the period in which this determination is made.

In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent it is determined in the future that this capitalised expenditure should be written off, profits and net assets will be reduced in the period in which this determination is made.

iii) Share-based payment transactions

The Group measures the cost of equity-settled transactions with management and other parties by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of share options is determined by the Board of Directors with reference to the Black-Scholes valuation method taking into account the terms and conditions upon which the equity instruments were granted. The fair value of performance rights including market based performance conditions is calculated using a Monte Carlo simulation. The assumptions in relation to the valuation of the equity instruments are detailed in note 12. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

RESOLUTION MINERALS LTD
ACN: 617 789 732

r) Adoption of the new and revised accounting standards

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

s) Recently issued accounting standards to be applied in future accounting periods

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following Accounting Standards and Interpretations are most relevant to the Group:

AASB 18 Presentation and Disclosure in Financial Statements

Effective for annual reporting periods beginning on or after 1 January 2027. AASB 18 will replace AASB 101 Presentation of Financial Statements. Earlier application is permitted.

AASB 18 has been issued to improve how entities communicate in their financial statements, with a particular focus on information about financial performance in the statement of profit or loss. The key presentation and disclosure requirements established by AASB 18 are:

●	The presentation of newly defined subtotals in the statement of profit or loss

●	The disclosure of management-defined performance measures (MPM)

●	Enhanced requirements for grouping information (i.e., aggregation and disaggregation)

AASB 18 is accompanied with limited consequential amendments to the requirements in other accounting standards, including AASB 107. AASB 18 introduces three new categories for classification of all income and expenses in the statement of profit or loss: operating, investing and financing. Additionally, entities will be required to present subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’.

For the purposes of classifying income and expenses into one of the three new categories, entities will need to assess their main business activity, which will require judgement. There may be more than one main business activity.

AASB 18 also requires several disclosures in relation to MPMs, such as how the measure is calculated, how it provides useful information and a reconciliation to the most comparable subtotal specified by AASB 18 or another standard.

t) Comparatives

Comparative information for 2026 is for the full year commencing on 1 July 2025.

Refer note 2 for additional information regarding the restatement of comparatives.

RESOLUTION MINERALS LTD
ACN: 617 789 732

2. PRIOR PERIOD RESTATEMENT

In conjunction with the announced plans to seek a listing on the US NASDAQ, the Group was required to undertake a re-audit of historical financial periods to satisfy the application process. During the re-audit procedures, several errors were noted that required restatement of previously reported financial statements.

The errors noted were in relation to:

-	The incorrect measurement date being utilised for determination of issued shares during the year ended 30 June 2025 for capital raising costs, acquisition of tenements and consultants. The total impact of differences in measurement date utilised was $221,841.

-	The incorrect measurement date and underlying volatility utilised in the valuation of share options issued during the year ended 30 June 2025 for capital raising costs, acquisition of tenements and consultants. The total impact of differences in measurement date and underlying volatility utilised in the valuation of share options was $952,190.

-	The change in classification for costs associated with capital raising activities which were incorrectly expensed to the profit and loss during the year ended 30 June 2025 which should have been recognised a reduction in issued capital of $154,754.

-	The reversal of an impairment expense recognised during the year ended 30 June 2025 for the 64North project with a corresponding reduction in retained losses reflecting that there were indicators of impairment during the year ended 30 June 2024. The total impact of the impairment adjustment was $15,316,813.

The errors have been corrected by restating each of the affected financial statement line items for the prior periods as follows:

Statement of profit or loss (extract)

	30 June 2024 A$	Increase/ (Decrease) A$	30 June 2024 Restated A$	30 June 2025 A$	Increase/ (Decrease) A$	30 June 2025 Restated A$
Broker and investor relations	48,901	-	48,901	340,577	(47,955)	292,622
Employee benefits expense	1,423,783	-	1,423,783	2,572,277	(586,345)	1,985,932
Share based payments	56,633	-	56,633	18,515	(3,629)	14,886
Impairment (reversal) / expense – net	-	15,316,813	15,316,813	17,418,134	(15,316,813)	2,101,321
Other expenses	352,776	-	352,776	2,102,807	(459,981)	1,642,826

Loss before tax	1,671,868	15,316,813	16,988,681	22,448,139	(16,414,723)	6,033,416
Income tax expense	-	-	-	-	-	-
Loss after tax	1,671,868	15,316,813	16,988,681	22,448,139	(16,414,723)	6,033,416
Other comprehensive income
Foreign currency gain	16,377	-	16,377	(240)	-	(240)
Changes in the fair value of equity investments at fair value through other comprehensive income	2,418,151	-	2,418,151	124,419	-	124,419
Total comprehensive loss for the period	4,106,394	-	19,423,209	22,572,321	(16,414,723)	6,157,595

Loss per share	$0.01	$(0.01)	$0.02	$0.07	$(0.05)	$0.02

	30 June 2024 #	30 June 2025 #
Weighted average number of shares used in basic earnings per share	202,958,155	314,858,547
Weighted average number of shares used in diluted earnings per share	202,958,155	314,858,547

RESOLUTION MINERALS LTD
ACN: 617 789 732

Statement of financial position

	30 June 2024 A$	Increase/ (Decrease) A$	30 June 2024 Restated A$	30 June 2025 A$	Increase/ (Decrease) A$	30 June 2025 Restated A$
Non-current assets
Exploration and evaluation expenditure	19,172,848	(15,316,813)	3,856,035	2,412,914	(9,034)	2,403,880

Net assets	19,412,173	(15,316,813)	4,095,360	2,975,478	(9,034)	2,966,444

Equity
Issued capital	33,346,081	-	33,346,081	37,480,409	(154,754)	37,325,655
Reserves	1,069,081	-	1,069,081	2,946,197	(952,190)	1,994,007
Accumulated losses	(15,002,989)	(15,316,813)	(30,319,802)	(37,451,128)	1,097,910	(36,353,218)
Total equity	19,412,173	(15,316,813)	4,095,360	2,975,478	(9,034)	2,966,444

3. OTHER EXPENSES

	2026 A$	2025 A$
Compliance	679,245	118,948
Community relations expenses	696,455	-
Exploration expenses	18,236	1,244
Office expenses	78,232	17,988
Insurance	86,038	49,147
Travel	562,565	1,473
Loss on foreign exchange	34,277	-
Loss on sale of assets	-	25,826
Other expenses	156,144	52,356
Total other expenses	2,311,192	266,982

RESOLUTION MINERALS LTD
ACN: 617 789 732

4. INCOME TAX BENEFIT / (LOSS)

	2026 A$	2025 (Restated) A$
(a) The components of income tax expense comprise:

Current income tax expense / (benefit)	-	-

(b) The prima facie tax loss before income tax is reconciled to the income tax (benefit) / expense as follows:

Net (loss) for before income tax	(53,316,618)	(6,033,416)

Income tax rate	30%	25%
Prima facie tax benefit on loss from activities	(15,994,985)	(1,508,354)
Non-assessable / non-deductible amounts:
Share based payments	10,486,319	474,834
Impairment	406,982	191,852
Other non-deductible amounts	503,284	-
Deferred tax in respect of current year tax losses and temporary differences	4,598,400	841,668

Income tax expense	-	-

(c) Deferred tax assets have not been recognised in respect of the following:
Total tax losses	29,967,342	17,671,593
Deferred tax asset not recognised	8,990,203	4,417,898

A net deferred tax asset of $8,990,203 (2025: of $4,417,898) has not been recognised as it is not probable that within the immediate future that taxable profits will be available against which temporary differences and tax losses can be utilised. The Group is subject to income taxes in Australia, Canada and United States. Significant judgement is required in determining the provision of income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

5. EARNINGS PER SHARE

The weighted average number of shares for the purpose of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2026	2025 (Restated)
Net loss for the period	53,316,618	6,033,416
Weighted average number of shares used in basic earnings per share	1,793,797,820	314,858,547
Weighted average number of shares used in diluted earnings per share	1,793,797,820	314,858,547

Profit / (loss) per share – basic and diluted (cents)	(2.97)	(1.92)

There were 1,502,380,263 options and performance rights outstanding at the end of the year (2025: 435,410,433) that have not been taken into account in calculating diluted EPS due to their effect being anti-dilutive.

RESOLUTION MINERALS LTD
ACN: 617 789 732

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following:

	2026 A$	2025 A$
Cash at bank and in hand	10,343,353	1,171,241
Cash and cash equivalents	10,343,353	1,171,241

7. EXPLORATION AND EVALUATION EXPENDITURE

	2026 A$	2025 (Restated) A$
Opening balance	2,403,880	3,856,035
Expenditure on exploration during the year	10,355,055	7,159
Acquisition of projects – Cash / payable (i)	2,232,115	85,376
Acquisition of projects – Shares (i)	61,376,232	594,468
Exploration expenditure impaired (ii)	(1,356,605)	(2,101,321)
Exploration expenditure impairment reversal (iii)	1,601,147	-
Contributions from joint operations	-	(11,593)
Assets disposed	(2,241,147)	(25,000)
Exploration expensed	(18,237)	(1,244)
Closing balance	74,352,440	2,403,880

Expenditure is capitalised as follows:
Group owned assets	74,352,440	1,763,880
Joint operations	-	640,000
Total exploration and evaluation expenditure	74,352,440	2,403,880

i.	On 29 July 2025, the Group completed acquisition of the Horse Heaven Project for the following consideration:

-	Issue of 444,812,889 shares with a fair value of $36,029,884 and 222,406,445 RMLOC options with a fair value of $13,344,388.

-	Total cash paid at settlement date of $600,000.

-	Total cash remaining to be paid 9 months after completion, which has been recognised as a current liability of $400,000.

-	Transaction costs associated with the acquisition satisfied by the issue of 60,000,000 ordinary shares with a fair value of $4,860,000 and 60,000,000 RMLOC options with a fair value of $3,600,000.

RESOLUTION MINERALS LTD
ACN: 617 789 732

On 27 February 2026, the Company acquired a private landholding of ~25 acres comprising five patented mining claims adjacent to the claims that form the initial Horse Heaven Project through the purchase of 100% interest in Remington Capital Corporation. The Johnson Creek Antimony and Tungsten Mill, stockpiles of Tungsten ore and Antimony Camp are located on the property.

This addition to the Horse Heaven Project has provided a strategic base of operations including industrial water rights and electrical infrastructure. Consideration for the acquisition was:

-	Issue of 77,000,000 shares with a fair value of $3,080,000 and 38,500,000 RMLOD options with a fair value of $462,000

-	Cash of A$1,693,594 (US$1.2 million) allocated to Exploration and Evaluation $1,232,115, Land $276,073 and Buildings $185,406.

In line with relevant accounting standards, the Group treated the acquisitions of Horse Heaven Project and Remington as asset acquisition transactions. Where an acquisition does not meet the definition of a business combination under AASB 3, the transaction is accounted for as an asset acquisition. The consideration transferred for the acquisition of an asset comprises the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. Acquisition related costs with regard to the acquisition are capitalised. Identifiable assets acquired and liabilities assumed in the acquisition are measured at their relative fair values at the acquisition date.

In the year ended 30 June 2025, the Company completed acquisition of the Drake East Antimony-Gold project (NSW), the Spur South Gold-Copper Project (NSW) and the Neardie Antimony-Gold project (QLD)

-	Issue of 25,000,000 shares with a fair value of $250,000.

-	Total cash paid at settlement of $70,000.

-	Transaction costs associated with the acquisition satisfied by the issue of 32,000 shares with a fair value of $29,091 and 56,363,636 RMLOC options with a fair value of $25,301.

ii.	During the year ended 30 June 2025 the Group impaired its 64North and Allegra projects in Alaska and in the year to 30 June 2026 the impairment related to the relinquishment of tenements at its Benmara and George projects in the Northern Territory and South Australia.

iii.	In the year ended 30 June 2026, an impairment reversal was recognised in relation to the 64 North exploration project which was reclassified to non-current assets held for sale as at 31 December 2025 prior to its sale in February 2026.

8. PROPERTY, PLANT AND EQUIPMENT

	Land $	Buildings $	Total $
Opening value – 1 July 2025	-	-	-
Additions [1]	276,073	185,406	461,479
Balance as at 30 June	276,073	185,406	461,479
Depreciation expense	-	(6,248)	(6,248)
Balance as at 30 June	-	(6,248)	(6,248)
Net carrying amount	276,073	179,158	455,231

[1]	During the year the Group acquired land and associated buildings as part of a strategic acquisition of 100% interest in Remington Capital Corporation – see note 7 for further information.

RESOLUTION MINERALS LTD
ACN: 617 789 732

9. OTHER ASSETS

Other assets include the following:

	2026 A$	2025 A$
Prepayments [1]	2,158,906	428,455
Exploration bonds	-	33,868
Other assets	115,665	117,380
Total other assets	2,274,571	579,703

[1]	Prepayments at 30 June 2026 primarily comprises accommodation costs paid in advance and a deposit for drilling services in relation to exploration activities at Horse Heaven.

10. TRADE AND OTHER PAYABLES

	2026 A$	2025 A$
Trade payables	2,451,133	741,202
Deferred consideration – refer note 7(i)	400,000	-
Other Payables	479,718	448,111
Total trade and other payables	3,330,851	1,189,313

All amounts are short term and the carrying values are considered to be a reasonable approximation of fair value.

RESOLUTION MINERALS LTD
ACN: 617 789 732

11. ISSUED CAPITAL

(a) Issued and paid up capital	2026 Number	2026 A$
Fully paid ordinary shares	2,239,650,858	124,535,846

(b) Movements in fully paid shares	Number	A$
Balance at 30 June 2024	1,610,021,807	33,346,081

Share Consolidation	(1,408,768,931)	-
Shares on issue post consolidation	201,252,876
Share Placements	284,855,805	3,346,307
Shares issued as director remuneration	62,500,000	687,500
Fair value of shares issued for project acquisition	27,909,091	279,091
Fair value of shares issued for services / fees	80,579,546	792,091
Options exercised	892,969	16,073
Performance rights exercised	136,250	6,540
Capital raising costs	-	(1,148,381)
Balance at 30 June 2025	658,126,537	37,325,655
Share Placements	653,953,279	33,816,693
Fair value of shares issued for Horse Heaven project acquisition	581,812,889	44,686,382
Fair value of shares issued for services / fees	43,990,000	1,508,000
Share options exercised	184,671,503	3,341,342
Performance rights exercised	117,096,650	9,358,644
Capital raising transaction costs	-	(5,155,870)
Balance at 30 June 2026	2,239,650,858	124,880,846

(c) Other Contributed Equity

Amounts reported in Other contributed equity of $2,661,900 represent subscriptions received prior to 30 June 2026 for 38,027,143 shares valued $0.07 which had not been issued at reporting date. The shares were issued on 8 July 2026 and amounts were reclassified to Issued capital at that time.

The share capital of Resolution Minerals Ltd consists only of fully paid ordinary shares. All shares are eligible to receive dividends and the repayment of capital and represent one vote at the shareholders’ meeting of Resolution Minerals Ltd.

The shares do not have a par value and the Company does not have a limited amount of authorised capital.

RESOLUTION MINERALS LTD
ACN: 617 789 732

In the event of winding up the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

(d) Capital management

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure accordingly. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group’s capital is shown as issued capital in the statement of financial position.

12. RESERVES

Share based payments are in line with the Resolution Minerals Ltd remuneration policy. Listed below are summaries of options and performance rights granted:

Share Option Reserve	Number of Options	A$	Weighted average exercise price

Balance at 30 June 2024	1,120,354,984	1,680,217	$0.011
Share Consolidation[1]	(980,310,509)	-	-
Granted – Director remuneration	62,500,000	332,734	$0.018
Granted – Employees	5,000,000	25,395	$0.018
Granted – Brokers	15,409,091	91,847	$0.018
Granted – Advisors	87,613,636	554,700	$0.018
Granted – attaching placement / bonus to shareholders	120,164,487	-	$0.018
Exercised	(892,969)	-	$0.018
Lapsed	(2,765,750)	(2,479)	$0.038
Balance at 30 June 2025	427,072,970	2,682,414	$0.0397
Granted – Purchase of Horse Heaven project	282,406,445	16,944,388	$0.018
Granted – Purchase of Horse Heaven project	38,500,000	462,000	$0.100
Granted – Employees	3,000,000	130,648	$0.200
Granted – Brokers	34,615,385	1,476,923	$0.048
Granted – Advisors	24,500,000	472,516	$0.060
Granted – attaching placement / bonus to shareholders	465,571,902	-	$0.083
Exercised	(184,671,503)	-	$0.018
Lapsed	(91,903,686)	(960,020)	$0.013
Balance at 30 June 2026	999,091,513	21,208,869	$0.055

All options vested upon issue.

[1]	During the year there was a consolidation of share capital through a conversion of every eight (8) existing securities into one (1) security.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Performance Rights Reserve	Number of Rights	A$

Balance at 30 June 2024	95,489,700	108,882
Share Consolidation[1]	(83,553,487)	-
Granted – KMP, employees and consultants	5,000,000	55,000
Granted in prior year and expensed in current period	-	27,099
Exercised	(136,250)	(6,540)
Forfeited	(8,462,500)	(28,649)
Balance at 30 June 2025	8,337,463	155,792
Granted – KMP, employees and consultants	235,000,000	10,824,090
Granted – Advisors	377,550,000	23,565,550
Granted in prior year and expensed in current period	-	7,242
Exercised	(117,096,650)	(9,358,644)
Lapsed – employees	(127,063)	(17,280)
Forfeited - employees	(375,000)	(27,651)
Balance at 30 June 2026	503,288,750	25,149,099

[1]	During the year there was a consolidation of share capital through a conversion of every eight (8) existing securities into one (1) security.

Reconciliation of share based payments reserve movements	2026 A$	2025 (Restated) A$
Options issued to directors / employees / contractors	528,164	358,159
Rights issued to directors / employees / contractors	34,396,882	82,099
Options issued to brokers / consultants	1,551,923	646,544
Options for project acquisition	17,406,388	-
Options / rights exercised	(9,358,644)	(6,540)
Lapsed performance rights - employees	(17,280)	-
Forfeited performance rights - employees	(27,651)	(28,678)
Lapsed options	(960,020)	(2,479)
Total share based payments reserve movements	43,519,762	1,049,105

RESOLUTION MINERALS LTD
ACN: 617 789 732

During the 2025/26 year, the Group issued 383,021,830 Share options, excluding free attaching options and 612,550,000 Performance Rights with varying terms and conditions. The details are summarised below:

Options

	Number of options granted	Grant date	Vesting date and exercisable date	Tranche	Fair value per option at grant date	Exercise Price	Vesting Condition
Contractor – A Zinsser	500,000	30.06.2025	Refer vesting condition	A	$0.008	$0.150	Service or Commencement of 2 drill programs on the Horse Heaven project.
Contractor – A Zinsser	500,000	30.06.2025	Refer vesting condition	B	$0.005	$0.200	Service or Commencement of 2 drill programs on the Horse Heaven project.
Contractor – A Zinsser	500,000	30.06.2025	Refer vesting condition	C	$0.004	$0.250	Service or Commencement of 2 drill programs on the Horse Heaven project.
Contractor – A Zinsser	500,000	30.06.2025	Refer vesting condition	D	$0.003	$0.300	Service or Commencement of 2 drill programs on the Horse Heaven project.
Project Acquisition	55,601,611	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Project Acquisition	55,601,611	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Project Acquisition	55,601,611	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Project Acquisition	55,601,612	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Project Acquisition - Brokers	60,000,000	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Brokers Fees	22,115,385	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Advisors	12,500,000	25.07.2025	25.07.2025	RMLOC Option price on date of issue	$0.060	$0.018	N/A
Advisors	10,000,000	25.07.2025	25.07.2025	E	$0.039	$0.091	N/A
Staff – C Lindsay	1,000,000	17.07.2025	17.07.2026	F	$0.045	$0.100	Remain engaged for 12 months
Staff – C Lindsay	1,000,000	17.07.2025	17.07.2026	G	$0.041	$0.150	Remain engaged for 12 months
Staff – C Lindsay	1,000,000	17.07.2025	17.07.2026	H	$0.038	$0.200	Remain engaged for 12 months
Purchase of property	38,500,000	27/02/2026	27.02.2026	RMLOD Option price on date of issue	$0.012	$0.100	N/A
Brokers	12,500,000	27/02/2026	27.02.2026	RMLOD Option price on date of issue	$0.012	$0.100	N/A
Total	383,021,830

With the exception of Tranches F to H there are no ongoing service conditions.

For the options granted (and vested) during the period, which were not listed options with an observable trading price (RMLOC) and where the fair value of services provided was unable to be otherwise determined, the Black Scholes model was used to calculate estimated fair values for the options.

RESOLUTION MINERALS LTD
ACN: 617 789 732

Details of the options and inputs used to determine the estimated fair value of the contractor and staff options at the grant / measurement date were as follows:

Tranche	Grant date	Original Expiry date	Share price value at grant / measurement date	Exercise price	Dividend yield	Risk-free interest rate	Fair value at grant date
A	30.06.2025	02.09.2026	$0.052	$0.15	Nil	3.27%	$0.008
B	30.06.2025	02.09.2026	$0.052	$0.20	Nil	3.27%	$0.005
C	30.06.2025	02.09.2026	$0.052	$0.25	Nil	3.27%	$0.004
D	30.06.2025	02.09.2026	$0.052	$0.30	Nil	3.27%	$0.003
E	06.08.2025	02.09.2028	$0.067	$0.09	Nil	3.38%	$0.039
F	17.07.2025	02.09.2030	$0.063	$0.10	Nil	3.52%	$0.045
G	17.07.2025	02.09.2030	$0.063	$0.15	Nil	3.52%	$0.041
H	17.07.2025	02.09.2030	$0.063	$0.20	Nil	3.52%	$0.038

The expected volatility is 100%.

Performance Rights

	Number	Grant / measurement Date	Expiry Date	Tranche	Fair value per right	Total fair value
Advisors[1]	115,000,000	25.07.2025	31.10.2027	A	$0.081	$9,315,000
Advisors	85,000,000	02.09.2025	31.10.2027	B	$0.057	$4,845,000
Advisors	4,500,000	02.09.2025	02.09.2030	C	$0.053	$238,500
Advisors	3,000,000	02.09.2025	02.09.2030	D	$0.051	$153,000
Advisors	2,250,000	02.09.2025	02.09.2030	E	$0.049	$110,250
Advisors	1,800,000	02.09.2025	02.09.2030	F	$0.046	$82,800
Contractors – A Zinsser	1,000,000	02.09.2025	31.12.2026	G	$0.057	$57,000
Directors	100,000,000	02.09.2025	31.07.2030	H	$0.053	$5,300,000
J Kopias	5,000,000	02.09.2025	31.07.2030	H	$0.053	$265,000
Other staff	1,000,000	02.09.2025	31.07.2030	H	$0.053	$53,000
Other Staff	4,000,000	02.09.2025	02.09.2030	I	$0.057	$228,000
Advisors	6,500,000	11.11.2025	31.12.2027	J	$0.080	$520,000
Advisors	12,500,000	11.03.2026	31.12.2027	J	$0.050	$625,000
Directors	115,000,000	17.02.2026	31.12.2030	K	$0.040	$4,600,000
J Kopias	4,000,000	17.02.2026	31.12.2030	K	$0.040	$160,000
Advisors	55,000,000	12.03.2026	31.12.2030	K	$0.051	$2,805,000
Advisors	55,000,000	30.03.2026	31.12.2030	K	$0.048	$2,640,000
Advisors	10,000,000	31.03.2026	31.12.2030	K	$0.051	$510,000
Other Staff	2,000,000	17.02.2026	27.02.2031	L	$0.040	$80,000
Other Staff	2,000,000	17.02.2026	27.02.2031	M	$0.040	$80,000
Other Staff	2,000,000	17.02.2026	27.02.2031	N	$0.040	$80,000
Advisors	26,000,000	30.04.2026	31.12.2030	O	$0.064	$1,664,000
Total	612,550,000					$34,411,550

[1]	These performance rights vested and were exercised during the reporting period.

RESOLUTION MINERALS LTD
ACN: 617 789 732

The issue of performance rights to directors was approved by shareholders at General Meetings held on 2 September 2025 and 17 February 2026.

Performance Rights have been valued by reference to their grant-date fair value where granted to employees and others providing similar services and to non-employees where the fair value of the services cannot be reliably measured. With the exception of tranches G & I, there is no requirement for the counterparty to remain in service until any of the relevant performance milestones are achieved. Where rights become exercisable upon satisfaction of one of multiple performance outcomes, the condition assessed as most likely to occur first has been incorporated into the fair value. The following tranches have been valued using the Monte Carlo Simulation.

Tranche	Share price value at grant / measurement date	Exercise price	Right Life	Expected dividend yield	Expected share price volatility	Risk-free interest rate	Fair value at grant date
C / H	$0.057	NIL	5.00 years	-	100%	3.66%	$0.053
D	$0.057	NIL	5.00 years	-	100%	3.66%	$0.051
E	$0.057	NIL	5.00 years	-	100%	3.66%	$0.049
F	$0.057	NIL	5.00 years	-	100%	3.66%	$0.046

All other rights have been valued at the share price on grant date.

Tranche	Performance Rights Criteria
A

Vest upon the first to occur of the following:

(a)   the volume weighted share price of the Company’s shares, as traded on ASX, being equal to or exceeding $0.08 per share over 10 consecutive trading day period; or

(b)   the Company successfully listing on Nasdaq; or

(c)   the Company raising a minimum of A$20 million in equity, debt or quasi-debt funding

(d)   a bona fide takeover bid or scheme of arrangement under the Corporations Act 2001 (Cth) (Corporations Act) having been made or publicly announced in respect of the Company at a price per Share equal to or exceeding A$0.09 per Share; or

(e)   the Company receiving an offer (which is announced to ASX) valuing one or more of the Company’s assets at a value equal to or greater than A$90 million.

B

The first to occur of the following:

(a)   the volume weighted share price of the Company’s fully paid ordinary shares (Shares), as traded on ASX, being equal to or exceeding $0.10 per Share over a 10 consecutive trading day period;

(b)   the Company raising a minimum of A$40 million in equity, debt or quasi-debt funding;

(c)   a bona fide takeover bid or scheme of arrangement under the Corporations Act 2001 (Cth) (Corporations Act) having been made or publicly announced in respect of the Company at a price per Share equal to or exceeding A$0.12 per Share; or

(d)   the Company receiving an offer (which is announced to ASX) valuing one or more of the Company’s assets at a value equal to or greater than A$150 million

C	Vest upon the Company’s Shares achieving a volume weighted average price (VWAP) per Share of $0.10 calculated over 20 consecutive trading days on which the Shares have actually traded

D	Vest upon the Company’s Shares achieving a VWAP of $0.15 calculated over 20 consecutive trading days on which the Shares have actually traded

RESOLUTION MINERALS LTD
ACN: 617 789 732

E	Vest upon the Company’s Shares achieving a VWAP of $0.20 calculated over 20 consecutive trading days on which the Shares have actually traded

F	Vest upon the Company’s Shares achieving a VWAP of $0.25 calculated over 20 consecutive trading days on which the Shares have actually traded

G	Vest upon the 12-month anniversary of employment with the Company, or upon the Company’s shares trading at a minimum $0.20 for a continuous period of 20 trading days.

H

Vest upon the first to occur of the following:

(a)   Company announces Inferred Mineral Resource in accordance with the JORC Code in respect of

(i)    at least 1,000,000 ounces of contained gold (for example approximately 15,600,000 tonnes at 2 grams per tonne); or

(ii)   at least 100,000 tonnes of contained antimony (for example, 10,000,000 million tonnes at 1.0% Sb); or

(iii)  at least 10,000 tonnes of contained tungsten (for example, 2 million tonnes at 0.5% WO3), or

(b)   the Company’s Shares achieving a volume weighted average price (VWAP) per Share of $0.10 calculated over 20 consecutive trading days on which the Shares have actually traded.

I	2,500,000 vest upon remaining engaged by company for 13 months 1,500,000 vest upon remaining engaged by company for 13 months or completion of 2 x substantial drilling programs

J

The first to occur of the following:

(a)   the volume weighted share price of the Company’s fully paid ordinary shares (Shares), as traded on ASX, being equal to or exceeding $0.10 per Share over a 10 consecutive trading day period;

(b)   the Company raising a minimum of A$40 million in equity, debt or quasi-debt funding;

(c)   a bona fide takeover bid or scheme of arrangement under the Corporations Act 2001 (Cth) (Corporations Act) having been made or publicly announced in respect of the Company at a price per Share equal to or exceeding A$0.12 per Share; or

(d)   the Company receiving an offer (which is announced to ASX) valuing one or more of the Company’s assets at a value equal to or greater than A$150 million

K

The first to occur of the following:

(a)   the Company announcing a JORC compliant mineral resource estimate in at least an inferred category of not less than 1,500,000 ounces of contained gold;

(b)   the Shares achieving a volume weighted average price of $0.11 per Share calculated over seven (7) consecutive trading days on which the Shares have traded;

(c)   inclusion of the Horse Heaven project onto the FAST 41 Permitting Dashboard;

(d)   the Company being admitted to the official list of the Nasdaq Stock Market LLC and the Shares being quoted for trading on that market; or

(e)   the Company commencing small-scale operations on a bulk mining permit in respect of antimony or tungsten.

RESOLUTION MINERALS LTD
ACN: 617 789 732

L	First tranche, measured no later than 18 months after the Commencement Date (15 December 2025) – delivering and operating a demonstration plant for the processing of antimony (stibnite) from the Company’s Project, to produce antimony metal.

M	Second tranche, measured at the end of the second year after the Commencement Date (15 December 2025) – delivering and operating a full scale plant for the processing of antimony (stibnite) from the Company’s Project, to produce antimony metal

N	Third tranche, measured at the end of the third year after the Commencement Date (15 December 2025) – operating a full scale plant for the processing of antimony (stibnite) from the Company’s Project, to produce at least 300 tonnes of antimony metal or antimony end products at a quality approved and qualified by end users

O	Vesting on the Company being admitted to the official list of the Nasdaq Stock Market LLC.

With the exception of Tranches G and I, there are no ongoing service requirements attached to the performance rights and as such the full fair value has been expensed in the current financial year.

Movements in other reserves during the current financial year are set out below:

	2026 A$	2025 (Restated) A$
Opening Balance	(844,199)	(720,018)
Foreign currency movements	(35,540)	240
Fair value movements in FVOCI investments	11,604	(124,419)
Balance 30 June	(868,135)	(844,199)

Nature and purpose of other reserves

The reserves are used to record foreign currency translation movements/differences arising from the translation of the financial statements of subsidiaries which do not have a functional currency of Australian Dollars. In addition, the reserve maintains the revaluation movements in the financial asset investment of Rapid Critical Metals Ltd and NT Minerals Limited.

RESOLUTION MINERALS LTD
ACN: 617 789 732

13. RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES

Operating activities

	2026 A$	2025 (Restated) A$
Loss after tax	(53,316,618)	(6,033,416)
Share based payments	34,972,395	1,100,230
Depreciation	6,248	-
Exploration costs expensed	18,236	600
Impairment expense / reversal (net)	(244,542)	2,101,321
Foreign exchange loss	34,277
Add: Non cash proceeds from assets held for sale	-	25,000
Net change in working capital	582,007	909,515
Net cash used in operating activities	(17,947,997)	(1,896,750)

14. AUDITOR REMUNERATION

	2026 A$	2025 A$
Audit services
Auditors of Resolution Minerals Ltd – Grant Thornton Audit Pty Ltd
Audit and review of Financial Reports[1]	546,703	73,230
Audit services remuneration	546,703	73,230
Other services
Auditors of Resolution Minerals Ltd – Grant Thornton
Taxation compliance	9,660	6,180
Total other services remuneration	9,660	6,180
Total remuneration received by Grant Thornton	556,363	79,410

[1]	Total audit fees include $272,217 in additional fees for the year associated with the re-audits of prior period in conjunction with the proposed Nasdaq listing application

RESOLUTION MINERALS LTD
ACN: 617 789 732

15. COMMITMENTS AND CONTINGENCIES

In order to maintain rights of tenure to exploration permits, the Group has certain obligations to perform minimum exploration work and expend minimum amounts of money. The Group’s exploration licence tenements are renewable on an annual basis at various renewal dates throughout the year and the amount of each expenditure covenant is set by the relevant state’s Minister at the time of each renewal grant.

The Group’s exploration commitments are related to the Group’s exploration tenements and are detailed below:

	2026 A$	2025 A$
Within one year	31,937	505,266
Within two years to five years	56,666	397,634
	88,603	902,900

There are no specific exploration commitments for exploration claims in the USA.

16. RELATED PARTIES

The Company’s related party transactions include its key management personnel.

Key management personnel have been determined to be:

Directors	CFO/Company Secretary:
Menachem Rogatsky – Executive Director	Jaroslaw (Jarek) Kopias
Aharon Zaetz – Executive Director
Syed Alsagoff – Non Executive Director

(a)	Transactions with key management personnel

	2026 A$	2025 (Restated) A$
Short-term benefits	2,365,213	541,671
Post-employment benefits	4,992	2,682
Share based payments	10,330,689	1,068,537
Termination benefits	-	-
Total remuneration	12,700,894	1,612,890

(b)	Other transactions

Other transactions with key management personnel during the year were as follows:

Related party	Relationship to Key Management Personnel/Director	Services Provided	2026 $	2025$
Consult4nts Pty Ltd[1]	A business of which A Zaetz is a Director	Metallurgical services	320,441	-
M Rogatsky[2]	Direct	Purchase of Asset	-	25,000
Constr Supply LLC[3]	A business controlled by the spouse of M Rogatsky	Exploration support services	1,644,064	-

1.	The total amount of fees due to Consult4nts as at 30 June 2026 for Metallurgical Services was $25,833.
2.	During the previous year the Allegra project was sold to M Rogatsky
3.	The total amount of fees due to Constr Supply LLC as at 30 June 2026 was $106,439

RESOLUTION MINERALS LTD
ACN: 617 789 732

17. EMPLOYEE REMUNERATION

	2026 A$	2025 (Restated) A$
Employee Benefit Expenses recognised for employee benefits are analysed below:
Salaries / contract payments for Directors and employees	3,105,313	904,217
Defined contribution superannuation expense	26,029	-
Other employee expenses	137,876	-
Less: Capitalised to exploration assets	(723,324)	-
Employee benefits expense – other	2,545,894	904,217
Employee benefits expense - share based payments – refer to note 12	10,991,330	1,081,715
Total	13,537,225	1,985,932

18. INVESTMENTS IN CONTROLLED ENTITIES

Controlled Entities

The Company has the following subsidiaries:

		Country of		Class of	Percentage held
Name of Subsidiary	Type of Entity	Incorporation	Tax Residence	Shares	2026	2025
Carrara Resources Pty Ltd	Body Corporate	Australia	Australia	Ordinary	100%	100%
Curie Resources Pty Ltd	Body Corporate	Australia	Australia	Ordinary	100%	100%
Xavier Resources Pty Ltd	Body Corporate	Australia	Australia	Ordinary	100%	100%
Devil Prospecting Pty Ltd	Body Corporate	Australia	Australia	Ordinary	100%	100%
1205 Pty Ltd	Body Corporate	Australia	Australia	Ordinary	100%	100%
Resolution Minerals Gold LLC	Body Corporate	USA	USA	Ordinary	100%	100%
Resolution Minerals Alaska Inc	Body Corporate	USA	USA	Ordinary	100%	100%
1503571 B.C. Ltd[1]	Body Corporate	Canada	Canada	Ordinary	100%	-
1262446 B.C. Ltd[1]	Body Corporate	Canada	Canada	Ordinary	100%	-
Horse Heaven Holdings Inc.[1]	Body Corporate	USA	USA	Ordinary	100%	-
Remington Capital Corporation[1]	Body Corporate	Canada	Canada	Ordinary	100%	-
Remington Idaho Inc.[1]	Body Corporate	USA	USA	Ordinary	100%	-

[1]	Subsidiary companies acquired during the year.

RESOLUTION MINERALS LTD
ACN: 617 789 732

19. FINANCIAL RISK MANAGEMENT AND CAPITAL MANAGEMENT

The Group’s financial instruments consist mainly of deposits with banks and accounts payable.

The total for each category of financial instruments are as follows:

	Note	2026 A$	2025 A$
Financial assets
Cash and cash equivalents	6	10,343,353	1,171,241
Investments – listed[1]		55,170	43,566
Investments – unlisted[3]		224,591	-
		10,623,114	1,214,807
Financial liabilities
Trade payables	10	2,451,133	741,202
Other payables		879,718	448,111
		3,330,851	1,189,313

[1]	designated at fair value through other comprehensive income utilise Level 1 of AASB13’s fair value hierarchy.
[2]	designated at fair value through other comprehensive income utilise Level 3 of AASB13’s fair value hierarchy.

Financial risk management policy

Risk management is carried out by the Managing Director under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as interest rate and credit risk.

a)	Liquidity risk

Liquidity risk arises from the possibility that the Group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate working capital is maintained for the coming months. Upcoming capital needs and the timing of raisings are assessed by the board.

Financial liabilities are expected to be settled within 12 months.

b)	Interest rate risk

The Group’s exposure to interest rate risk is the risk that a financial instrument’s value will fluctuate as a result in changes in market interest rates. Cash is the only asset affected by interest rate risk as cash is the Group’s only financial asset exposed to fluctuating interest rates.

The Group is exposed to interest rate risk on cash balances and term deposits held in interest bearing accounts. The Board constantly monitors its interest rate exposure and attempts to maximise interest income by using a mixture of fixed and variable interest rates, whilst ensuring sufficient funds are available for the Group’s operating activities. The Group’s net exposure to interest rate risk at 30 June 2026 would not have a material effect on the results.

c)	Sensitivity analysis

Interest rate

The Group has performed a sensitivity analysis relating to its exposure to interest rate risk at reporting date. This sensitivity analysis demonstrates the effect on the current year results and equity which could result from a change in these risks.

2026		Effect on:
	Sensitivity*	Profit A$	Equity A$

Interest rate	+1.65%	+147,492	+147,492
	-1.65%	-147,492	-147,492

RESOLUTION MINERALS LTD
ACN: 617 789 732

2025

		Effect on:
	Sensitivity*	Profit A$	Equity A$

Interest rate	+1.65%	+5,247	+5,247
	-1.65%	-5,247	-5,247

*	The method used to arrive at the possible change of 165 basis points (2025: 165 basis points) was based on the analysis of the absolute nominal change of the Reserve Bank of Australia (RBA) monthly issued cash rate. Historical rates indicate that for the past five financial years, interest rate movements ranged between 0 to 165 basis points. It is considered that 165 basis points a ‘reasonably possible’ estimate as it accommodates for the maximum variations inherent in the interest rate movement over the past five years.

The fair values of all financial assets and liabilities of the Group approximate their carrying values.

d)	Foreign exchange risk

Foreign exchange risk arises from the possibility that the Group might encounter fluctuations in the exchange rate from the time a contract is executed to the time of settlement. The Group manages foreign exchange risk by monitoring forecast foreign cash flows and ensuring that where appropriate foreign currency is purchased to meet future foreign cash flow needs. The Group does not actively hedge currency and assesses the appropriateness of future foreign currency contracts on a case by case basis.

2026

		Effect on:
	Sensitivity*	Profit A$	Equity A$

Exchange rate variance	+10%	+185,220	+185,220
	-10%	-185,220	-185,220

2025

Effect on:
	Sensitivity*	Profit A$	Equity A$

Exchange rate variance	+10%	NA	NA
	-10%	NA	NA

e)	Net fair values of financial assets and financial liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of all financial assets and liabilities of the Group approximate their fair values.

RESOLUTION MINERALS LTD
ACN: 617 789 732

20. PARENT ENTITY INFORMATION

Information relating to Resolution Minerals Ltd (the parent entity).

	2026 A$	2025 (Restated) A$
Statement of financial position
Current assets	11,308,185	1,621,990
Total assets	85,638,159	3,765,187
Current and total liabilities	1,470,169	790,621
Net Assets	84,167,990	2,974,566
Issued capital	124,880,846	37,325,655
Other contributed equity	2,661,900	-
Retained losses	(88,862,393)	(36,237,105)
Reserves	45,487,637	1,886,016
Total Equity	84,167,990	2,974,566
Statement of profit or loss and other comprehensive income
Loss for the year	53,523,301	6,080,067
Total comprehensive loss for the year	53,523,301	6,080,067

All contingent liabilities and contractual commitments disclosed elsewhere in this report are entered into by the parent entity. There are no guarantees entered into in relation to debts of subsidiaries.

RESOLUTION MINERALS LTD
ACN: 617 789 732

21. SEGMENT INFORMATION

Contributions by business segment based on geographical location are:

1.	Australia Gold and Antimony project exploration – represented by:

-	NSW – Spur South and Drake Projects exploration

2.	United States Gold and Antimony - represented by:

-	64North Project in Alaska
-	Horse Heaven Project in Idaho

3.	Unallocated corporate expenditure.

2026

	Exploration
	Australia A$	USA A$	Unallocated A$	Total A$
Income
Interest income	-	-	274,356	274,356
Other income	-	-	-	-
Expenses
Exploration expense	(18,237)	-	-	(18,237)
Impairment expense	(1,356,605)	-	-	(1,356,605)
Impairment reversal	-	1,601,147	-	1,601,147
Depreciation	-	-	(6,248)	(6,248)
Total expenses	-	-	(53,811,031)	(53,811,031)
Profit / (Loss) before tax	(1,374,842)	1,601,147	(53,542,923)	(53,316,618)

Balance sheet
Exploration and evaluation	424,956	73,927,484	-	74,352,440
Other assets	-	1,290,664	12,062,252	13,352,916
Total assets	424,956	75,218,148	12,062,252	87,705,356
Total liabilities	-	1,866,303	1,499,010	3,365,313
Net assets	424,956	73,351,845	10,563,242	84,340,043

2025 - Restated

	Exploration
	Australia A$	USA A$	Unallocated A$	Total A$
Income
Interest income	-	-	9,200	9,200
Other income	-	-	22,041	22,041
Expenses
Exploration expense	(1,012)	(232)	-	(1,244)
Impairment	(767,406)	(1,333,915)	-	(2,101,321)
Total expenses	-	-	(3,962,092)	(3,962,092)
Profit / (Loss) before tax	(768,418)	(1,334,147)	(3,930,851)	(6,033,416)

Balance sheet
Exploration and evaluation	1,763,880	640,000	-	2,403,880
All other assets	-	-	1,794,510	1,794,510
Total assets	1,763,880	640,000	1,794,510	4,198,390
Total liabilities	106,086	-	1,125,860	1,231,946
Net assets	1,657,794	640,000	668,650	2,966,444

RESOLUTION MINERALS LTD
ACN: 617 789 732

22. EVENTS ARISING SINCE THE END OF THE REPORTING PERIOD

There are no matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years except those noted below.

The following events occurred after the reporting date:

●	On 17 August 2026, the Company appointed Mr Brett Lynch as a Non-Executive Director.

●	On 9 September 2026 (U.S. time), trading in the Company’s American depositary shares commenced trading on the Nasdaq Capital Market under the ticker code RML.

●	Since 30 June 2026, the Company has issued 165,000,000 unquoted performance rights as remuneration to consultants and 285,736,750 ordinary shares upon the exercise of vested performance rights.

●	Since 30 June 2,410,450 RMLOC options were exercised into ordinary shares and 2,000,000 unquoted options lapsed unexercised

RESOLUTION MINERALS LTD
ACN: 617 789 732

Consolidated Entity Disclosure Statement

This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes required information for each entity that was part of the consolidated entity as at the end of the financial year.

Name of entity	Type of entity	% of share capital held	Country of registration	Australian resident or foreign resident for tax purposes	Jurisdiction(s) for foreign tax residency
Resolution Minerals Ltd	Body corporate	n/a	Australia	Australian	n/a
Xavier Resources Pty Ltd	Body corporate	100%	Australia	Australian	n/a
Curie Resources Pty Ltd	Body corporate	100%	Australia	Australian	n/a
Carrara Resources Pty Ltd	Body corporate	100%	Australia	Australian	n/a
Devil Prospecting Pty Ltd	Body corporate	100%	Australia	Australian	n/a
1205 Pty Ltd	Body corporate	100%	Australia	Australian	n/a
Resolution Minerals Alaska Inc	Body corporate	100%	USA	Both	USA
Resolution Minerals Gold LLC	Body corporate	100%	USA	Both	USA
1503571 B.C. Ltd.	Body corporate	100%	Canada	Both	Canada
1262446 B.C. Ltd.	Body corporate	100%	Canada	Both	Canada
Horse Heaven Holdings Inc.	Body corporate	100%	USA	Both	USA
Remington Capital Corporation	Body corporate	100%	Canada	Both	Canada
Remington Idaho Inc.	Body Corporate	100%	USA	Both	USA

None of the entities listed above are a trustee, partner or participant in a joint venture.

Consolidated entity

This CEDS includes only those entities consolidated as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements (AASB 10).

Determination of Tax Residency

Section 295 (3A) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgment as there are currently several different interpretations that could be adopted, and which could give rise to a different conclusion on residency.

In determining tax residency, the consolidated entity has applied the following interpretations:

Australian tax residency

The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5 Income tax: central management and control test of residency.

Foreign tax residency

Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with.

Additional disclosures on the tax status of partnerships and trusts have been provided where relevant.

RESOLUTION MINERALS LTD

ACN: 617 789 732

Directors’ Declaration

In the opinion of the Directors of Resolution Minerals Ltd:

a)	the consolidated financial statements and notes of Resolution Minerals Ltd are in accordance with the Corporations Act 2001 (Cth), including:

i.	giving a true and fair view of its financial position as at 30 June 2026 and of its performance for the financial year ended on that date; and

ii.	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001 (Cth); and

b)	there are reasonable grounds to believe that Resolution Minerals Ltd will be able to pay its debts when they become due and payable.

c)	the information disclosed in the consolidated entity disclosure statement is true and correct.

Note 1 confirms that the consolidated financial statements comply with International Financial Reporting Standards.

Signed in accordance with a resolution of the Directors:

/s/ Aharon Zaetz
Aharon Zaetz
Executive Director

Adelaide

30 September 2026

RESOLUTION MINERALS LTD

ACN: 617 789 732

Grant Thornton Audit Pty Ltd
Grant Thornton House
Level 3
170 Frome Street
Adelaide SA 5000
GPO Box 1270
Adelaide SA 5001
T +61 8 8372 6666

Independent Auditor’s Report

To the Members of Resolution Minerals Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Resolution Minerals Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2026, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the Group’s financial position as at 30 June 2026 and of its performance for the year ended on that date; and

b	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

RESOLUTION MINERALS LTD

ACN: 617 789 732

Material uncertainty related to going concern

We draw attention to Note 1 in the financial statements, which indicates that the Group incurred a net loss of $53,316,618 and net cash outflow from operating and investing activities of $28,312,331 during the year ended 30 June 2026. As stated in Note 1(a), these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key audit matter	How our audit addressed the key audit matter
Valuation of Exploration and Evaluation Assets – Notes 1(e), 1(q)(ii), and 7

As at 30 June 2026 the Group held exploration and evaluation assets with a carrying value of $74,352,440.

In accordance with AASB 6 Exploration for and Evaluation of Mineral Resources, the Group is required to assess at each reporting date if there are any indicators of impairment which may suggest the carrying value is in excess of the recoverable amount.

Management perform this assessment having regard to factors such as the status of tenement rights, the results of exploration activity to date, planned future expenditure and the Group’s intention and ability to continue exploration in each area of interest. The evaluation of these factors is subjective and accordingly, the determination of whether impairment indicators exist and the measurement of resulting impairment, requires significant judgement. In performing their assessment, management identified indicators in the Xavier and Curie tenements and subsequently assessed the carrying amounts for impairment.

This is a key audit matter due to the auditor judgement involved in assessing management’s determination of indicators of impairment at all tenements and the measurement of the impairment.

Our procedures included:

● Evaluating management’s assessment of whether facts and circumstances exist that suggest the carrying amount of the exploration and evaluation assets may exceed their recoverable amount, by;

- tracing projects to statutory registers and exploration licenses to determine whether a right of tenure has expired or is expiring soon;

- inspecting management’s budgeted expenditure for evidence of continuing exploration and evaluation activity in the relevant exploration area, corroborated by inquiry of key management personnel;

- inspecting board minutes and publicly available reports including ASX announcements to assess whether any data exists to suggest the carrying value of these exploration and evaluation assets are unlikely to be recovered through development or sale by, corroborated by inquiry of key management personnel;

● Assessing the reasonableness of impairment recorded for the year pertaining to the Xavier and Curie tenements by evaluating management’s impairment calculation, including the data and assumptions applied and agreeing the underlying capitalised expenditure to the exploration asset register; and

● Evaluating the disclosures against the requirements of Australian Accounting Standards.

RESOLUTION MINERALS LTD

ACN: 617 789 732

Key audit matter	How our audit addressed the key audit matter
Valuation of Share-based payments – Notes 1(o), 1(q)(iii), and 12

During the year, the Group issued options and performance rights (collectively “share-based payments”) to key management personnel, employees, brokers and advisers in connection with capital raisings and asset acquisitions.

The share-based payments are measured and recognised in accordance with AASB 2 Share-based Payments, which resulted in a share-based payment expense of $34,954,396 and a movement in the share-based payments reserve of $43,519,762 for the year ending 30 June 2026.

The measurement of share-based payments involves the use of complex models and requires the exercise of significant judgement by management, as the estimation of fair value, grant date, and vesting period over which the expense is recognised involves various assumptions and external inputs.

This is a key audit matter due to the quantum of share-based payments issued during the year and the significant auditor effort required to assess management’s estimation of their fair value.

Our procedures included:

● Obtaining management’s share-based payment register and assessing whether it is complete through inspection of registers, board minutes, shareholder approvals, market announcements and relevant agreements, corroborated by enquiry with management;

● Tracing shares, performance rights and options issued in consideration for services, remuneration and the acquisition of assets to underlying agreements;

● With the assistance of our valuation experts assessing the valuation methodologies including key inputs and assumptions used in the performance rights valuation models against the terms of the performance rights agreements;

● Assessing the key inputs used in the valuation of the options against the terms of the share options and market data;

● Verifying the mathematical accuracy of equity settled transactions;

● Assessing the competence, capability and objectivity of management’s expert utilised in the valuation of performance rights; and

● Evaluating the disclosures against the requirements of Australian Accounting Standards.

Accounting for asset acquisitions – Note 7(i)

During the year the Group completed two significant acquisitions being the Horse Heaven project and the Johnson Creek Antimony and Tungsten Mill, associated land, exploration assets and stockpiles (“Johnson Creek”). The consideration for both acquisitions was satisfied predominantly by the issue of shares and options, together with cash.

The directors assessed each transaction as an acquisition of assets rather than a business combination under AASB 3 Business Combinations, with the cost of the Horse Heaven acquisition capitalised as exploration and evaluation assets under AASB 6 Exploration for and Evaluation of Mineral Resources, and the cost of the Johnson Creek acquisition allocated between exploration and evaluation assets and evaluation assets and land and buildings.

Our procedures included:

● Reading acquisition agreements, approvals and related documentation to understand the key terms of each acquisition, including the consideration transferred, and assessing management’s determination of whether the transactions constituted business combinations or asset acquisitions under AASB 3.

● Assessing management’s purchase price allocation, including the classification of amounts capitalised as exploration and evaluation assets and land and buildings;

RESOLUTION MINERALS LTD

ACN: 617 789 732

Key audit matter	How our audit addressed the key audit matter
Accounting for asset acquisitions – Note 7(i)
Determining whether each transaction represents a business or asset acquisition involves significant judgement, with different accounting outcomes for transaction costs and purchase price allocation. As consideration was satisfied predominantly through equity instruments, judgement is also required in measuring the fair value of shares and options issued and allocating the acquisition cost between exploration and evaluation assets, land and buildings.

● Assessing the accounting treatment of transaction costs incurred in relation to the acquisition against the requirements of Australian Accounting Standards; and

● Evaluating the disclosures against the requirements of Australian Accounting Standards.

This is a key audit matter due to the size of the transactions and the significant auditor judgement involved in assessing management’s accounting for each acquisition, including whether the transaction constituted a business combination or asset acquisition, and in evaluating the measurement of the consideration transferred and the allocation of the purchase price.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2026, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of:

a	the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 (other than the consolidated entity disclosure statement); and

b	the consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001,

and for such internal control as the directors determine is necessary to enable the preparation of:

i	the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

ii	the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

RESOLUTION MINERALS LTD

ACN: 617 789 732

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in the Directors’ report for the year ended 30 June 2026.

In our opinion, the Remuneration Report of Resolution Minerals Limited, for the year ended 30 June 2026 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ GRANT THORNTON AUDIT PTY LTD
GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

/s/ J L Humphrey
J L Humphrey
Partner – Audit & Assurance
Adelaide, 30 September 2026

RESOLUTION MINERALS LTD

ACN: 617 789 732

ASX Additional Information

Additional information required by the ASX Limited Listing Rules and not disclosed elsewhere in this report is set out below. This information is effective as at 31 August 2026.

The Company is listed on the Australian Securities Exchange.

RML has the following securities subject to voluntary escrow at 31 August 2026:

1,000,000 RML shares - 2 September 2026

There is no current on-market buy-back.

Substantial shareholders

There are no substantial shareholders (shares held) of the Company at 31 August 2026.

Voting rights

Ordinary shares	On a show of hands, every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Performance Rights	No voting rights.

Options	No voting rights.

Distribution of equity by security holders

Holding	Quoted						Unquoted
	Ordinary Shares RML		Options 31Jul28 $0.018 RMLOC		Options 30Nov29 $0.10 RMLOD		Performance Rights	Options
	#	%	#	%	#	%	#	#
1 – 1,000	96	0.00	97	0.01	-	-	-	-
1,001 – 5,000	137	0.02	130	0.08	-	-	-	-
5,001 – 10,000	703	0.25	99	0.14	-	-	-	-
10,001 – 100,000	3,463	6.63	283	2.39	56	0.89	-	-
100,001 and over	2,038	93.09	323	97.38	134	99.11	15	4
Number of Holders	6,437[1]		932		190		15	4
Securities on issue	2,282,775,590[2]	100.00	518,186,063	100.00	418,495,000	100.00	503,288,750[3]	60,000,000[4]

[1]	There were 1,173 holders of less than a marketable parcel of ordinary shares ($500 amounts to 12,195 shares at $0.041).
[2]	The Company has 1,000,000 RML shares subject to voluntary escrow to 2 September 2026.
[3]	Performance Rights were issued under the Company’s Performance Share Plan and Incentive Plan.
[4]	Unquoted options are comprised of:
-	45,000,000 options ($0.032 / 26 Mar-29 expiry) held by directors A Zaetz (22,500,000) and M Rogatsky (22,500,000).
-	2,000,000 options (2 Sep-26 expiry) held by Adam Roper – 500,000 @ $0.15 / 500,000 @ $0.20 / 500,000 @ $0.25 / 500,000 @ $0.30.
-	3,000,000 options (2 Sep-30 expiry) held by Craig Lindsay – 1,000,000 @ $0.10 / 1,000,000 @ $0.15 / 1,000,000 @ $0.20.
-	10,000,000 options ($0.0912 / 2 Sep-28 expiry) held by Roth Capital Partners.

RESOLUTION MINERALS LTD

ACN: 617 789 732

Twenty largest holders of Ordinary Shares – RML

		No. of Shares held	% Held
1	Citicorp Nominees Pty Limited	210,299,337	9.21
2	HSBC Custody Nominees (Australia) Limited	167,760,718	7.35
3	BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient>	65,914,933	2.89
4	Mr Menachem Mendel Rogatsky	45,240,625	1.98
5	HSBC Custody Nominees (Australia) Limited - A/C 2	31,900,049	1.40
6	Geoula Pty Ltd <Zaetz Family A/C>	31,250,000	1.37
7	Golden Crane Holdings Limited	30,000,000	1.31
8	Martin Place Securities Nominees Pty Ltd <Endstream A/C>	28,590,676	1.25
9	BNP Paribas Nominees Pty Ltd <Clearstream>	28,486,245	1.25
10	BNP Paribas Noms Pty Ltd	26,461,075	1.16
11	Scotney Investments Pty Ltd	25,000,000	1.10
12	Consult4Nts Pty Ltd	21,875,000	0.96
13	Mr Craig Thomas Lindsay	21,872,904	0.96
14	Melbor Pty Ltd <RJW Family A/C>	20,433,334	0.90
15	Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	18,964,051	0.83
16	Finclear Services Pty Ltd <Superhero Securities A/C>	16,697,348	0.73
17	Mr Ritesh Chandan & Mrs Ranjana Sharma <Chandan Family A/C>	15,894,037	0.70
18	Melbor Pty Ltd <RJW Family A/C>	15,563,333	0.68
19	S3 Consortium Holdings Pty Ltd <Nextinvestors Dot Com A/C>	15,367,022	0.67
20	47 Eton Pty Ltd <Sullivan Family A/C>	12,000,000	0.53
		849,570,687	37.22
	Total Ordinary Shares on issue	2,282,775,590	100.00

Twenty largest holders of Quoted Options – RMLOC ($0.018 / 31 July 2028)

		No. of Options held	% Held
1	Mr Menachem Mendel Rogatsky	36,655,079	7.07
2	Geoula Pty Ltd <Zaetz Family A/C>	35,156,250	6.78
3	HSBC Custody Nominees (Australia) Limited	33,425,718	6.45
4	10 Bay Street Pty Limited	28,956,261	5.59
5	S3 Consortium Holdings Pty Ltd <Nextinvestors Dot Com A/C>	22,638,460	4.37
6	Marah Al Kiwan	13,647,668	2.63
7	SDGM Investments Pty Ltd <SDGM Super Fund A/C>	12,018,606	2.32
8	Finexia Wealth Pty Ltd	11,120,322	2.15
9	Finexia Wealth Pty Ltd <Client Nominee A/C>	11,015,392	2.13
10	Mr Craig Thomas Lindsay	10,436,452	2.01
11	Kembla No 10 Pty Ltd <Coldgold Super Plan A/C>	8,301,166	1.60
12	Citicorp Nominees Pty Limited	7,911,140	1.53
13	1209072 BC Ltd	6,957,637	1.34
14	Oakley Capital Partners Pty Limited	6,498,367	1.25
15	Mr Yong Kil An	6,366,845	1.23
16	Rajinder Grewal	6,225,177	1.20
17	Phillip Street Holdings Pty Ltd <Phillip Street A/C>	6,103,850	1.18
18	Sunrise Australia Pte Ltd	5,560,161	1.07
19	Tri Super Fund Pty Ltd <Tri Super Fund A/C>	5,449,250	1.05
20	Mrs Xiaoyan Xiang	4,750,000	0.92
		279,193,801	53.88
	Total Quoted Options on issue	518,186,063	100.00

RESOLUTION MINERALS LTD

ACN: 617 789 732

Twenty largest holders of Quoted Options – RMLOD ($0.10 / 30 November 2029)

		No. of Options held	% Held
1	Finexia Wealth Pty Ltd <Client Nominee A/C>	79,500,000	19.00
2	Phillip Street Holdings Pty Ltd <Phillip Street A/C>	68,196,800	16.30
3	10 Bay Street Pty Limited	26,100,000	6.24
4	Oakley Capital Partners Pty Limited	18,624,997	4.45
5	UBS Nominees Pty Ltd	17,823,016	4.26
6	Melbor Pty Ltd <RJW Family A/C>	15,563,334	3.72
7	LTC Long Short Fund Pty Ltd	13,700,000	3.27
8	Oakley Capital Partners Pty Limited <Custodian Accum A/C>	12,375,000	2.96
9	SDGM Investments Pty Ltd <SDGM Super Fund A/C>	10,130,833	2.42
10	Mr John Langley Hancock	10,000,000	2.39
11	Citicorp Nominees Pty Limited	8,476,985	2.03
12	Harbour Capital Opportunities Fund Pty Ltd	8,200,000	1.96
13	Neweconomy Com Au Nominees Pty Limited <900 Account>	7,500,000	1.79
14	Oakley Capital Partners Pty Limited <Client Settlement A/C>	7,000,000	1.67
15	Oakley Capital Partners Pty Limited <Custodian Accum A/C>	7,000,000	1.67
16	BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient>	6,430,776	1.54
17	S3 Consortium Holdings Pty Ltd <Nextinvestors Dot Com A/C>	5,640,700	1.35
18	Melbor Pty Ltd <RJW Family A/C>	5,481,736	1.31
19	Rick Minhas	5,250,000	1.25
20	DRM Technologies Pty Ltd	3,750,000	0.90
		336,744,177	80.47
	Total Quoted Options on issue	418,495,000	100.00